Exhibit 99.1

PETAQUILLA MINERALS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

For the Thirteen Months Ended June 30, 2013

(Expressed in United States dollars)

Management Report on Internal Control over Financial Reporting

The management of Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934. Petaquilla’s internal control system was designed to provide reasonable assurance to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

An internal control material weakness is a deficiency, or aggregation of deficiencies, such that the risk of material misstatements in financial statements will not be prevented or detected on a timely basis by employees in the normal course of their work. An internal control significant deficiency, or aggregation of deficiencies, is one that could result in a misstatement of the financial statements that is more than inconsequential.

The Company’s management has assessed the effectiveness of its disclosure controls and procedures and the design of internal controls over financial reporting and during the process identified a material weakness in internal controls.

This material weakness is as follows:

  There was a lack of detective and preventative controls at the Company’s Spanish subsidiary, Corporacion de Recursos Ibericos, as the Company did not have sufficient accounting resources in order to account for and apply internal controls to transactions originating at that subsidiary.

The Company is currently working with the senior management of the subsidiary and intends to have the deficiency corrected during the second quarter of fiscal year 2014.

In making the assessment of internal control over financial reporting, the Company’s management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Except for the material weakness described above, Petaquilla’s management believes that, as of June 30, 2013 (“the Evaluation Date”), the Company’s internal control over financial reporting was effective as of the Evaluation Date based on those criteria.

During the period cover by this report, except for the material weakness described above, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The effectiveness of the Company’s internal control over financial reporting, as of June 30, 2013, has been audited by Ernst & Young LLP, Independent Registered Accountants, who also audited the Company’s consolidated financial statements for the thirteen months ended June 30, 2013 as stated in their report which appears on the following page.

PETAQUILLA MINERALS LTD.

By:	/s/ Ezequiel Sirotinsky	By:	/s/ Joao Manuel
	Ezequiel Sirotinsky, Chief Financial Officer		Joao Manuel, Chief Executive Officer
	(principal financial and reporting officer)		(principal executive officer)

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited the accompanying consolidated financial statements of Petaquilla Minerals Ltd., which comprise the consolidated statements of financial position as at June 30, 2013 and May 31, 2012 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the 13 months ended June 30, 2013 and the years ended May 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Petaquilla Minerals Ltd. as at June 30, 2013 and May 31, 2012, and its financial performance and its cash flows for the 13 months ended June 30, 2013 and the years ended May 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter – going concern

Without qualifying our opinion, we draw attention to note 1 to the consolidated financial statements which indicates that the Company had a working capital deficiency of $85,608,791 as at June 30, 2013. This condition, along with other matters as set forth in note 1, indicate the existence of material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Petaquilla Minerals Ltd.'s internal control over financial reporting as of June 30, 2013, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 4, 2013 expressed an adverse opinion thereon.

Vancouver, Canada
October 4, 2013.	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Petaquilla Minerals Ltd.

We have audited Petaquilla Minerals Ltd.’s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). Petaquilla Minerals Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: There was a lack of detective and preventative controls at the Company’s Spanish subsidiary, Corporacion de Recursos Ibericos. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at June 30, 2013 and May 31, 2012 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the 13 months ended June 30, 2013 and the years ended May 31, 2012 and 2011. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the June 30, 2013 consolidated financial statements, and this report does not affect our report dated October 4, 2013, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding Petaquilla Minerals Ltd.’s ability to continue as a going concern.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, Petaquilla Minerals Ltd. has not maintained effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position as at June 30, 2013 and May 31, 2012 and the consolidated statements of operations and comprehensive income (loss), changes in equity and cash flows for the 13 months ended June 30, 2013 and the year ended May 31, 2012 and 2011 of Petaquilla Minerals Ltd. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2013 financial statements, and this report does not affect our report dated October 4, 2013, which expressed an unqualified opinion thereon that included an explanatory paragraph regarding Petaquilla Minerals Ltd.’s ability to continue as a going concern.

Vancouver, Canada
October 4, 2013.	Chartered Accountants

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	June 30, 2013 (Note 1) ($)	May 31, 2012 ($)
Assets (Note 15)
Current assets
Cash and cash equivalents	1,855,544	1,975,660
Short-term restricted investments	340,000	340,000
Receivables, prepaids and other (Notes 6)	5,732,751	4,525,236
Inventories (Note 7)	27,349,785	15,446,317
Assets held for distribution to owners (Notes 8)	-	16,532,176
	35,278,080	38,819,389
Non-current assets
Restricted investments (Note 15)	2,300,000	2,300,000
Inventories (Note 7)	35,348,467	14,077,466
Other assets (Notes 9)	708,123	6,710,884
Exploration and evaluation assets (Note 12)	32,947,253	31,170,407
Mineral property, plant and equipment (Note 13)	111,394,926	93,173,045
	182,698,769	147,431,802
Total Assets	217,976,849	186,251,191

Liabilities
Current liabilities
Accounts payable and accrued liabilities (Notes 14)	61,640,691	44,211,407
Current portion of long-term debt (Note 15)	19,635,805	4,927,642
Current portion of other liabilities (Note 16)	6,560,375	1,396,856
Current portion of deferred revenue (Note 17)	800,000	14,216,977
Current portion of derivative obligation (Note 17)	32,250,000	-
Liabilities held for distribution to owners (Notes 8)	-	15,841,613
	120,886,871	80,594,495
Non-current liabilities
Long-term debt (Note 15)	15,357,903	5,515,608
Other liabilities (Note 16)	15,424,746	5,681,936
Share purchase warrants (Note 19)	749	499,826
Deferred revenue (Note 17)	-	26,750,484
Derivative obligation (Note 17)	-	217,000
Provision for closure and reclamation (Note 18)	12,997,029	11,062,579
	43,780,427	49,727,433
	164,667,298	130,321,928

Shareholders’ equity
Equity attributed to shareholders of the Company	46,348,220	48,454,407
Equity attributed to non-controlling interests	6,961,331	7,474,856
	53,309,551	55,929,263
Total liabilities and shareholders’ equity	217,976,849	186,251,191

Description of business, nature of operations and going concern (Note 1)
Commitments and contingencies (Notes 29 and 31)
Subsequent events (Note 33)

On behalf of the Board:

Richard Fifer, Director	David Kaplan, Director

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(Expressed in United States dollars)

	Thirteen months ended June 30, 2013 (Note 1) ($)	Year ended May 31, 2012 ($)	Year ended May 31, 2011 ($)

Revenues (Note 20)	110,667,021	96,126,972	71,708,685
Costs of operations
Production costs (Note 7, 20, and 23)	(52,940,508)	(45,893,610)	(39,157,086)
Depreciation and depletion	(21,734,093)	(15,301,328)	(12,510,346)
	35,992,420	34,932,034	20,041,253
Expenses
General and administrative (Note 25)	17,392,882	14,228,500	10,088,183
Donations and community relations	5,560,999	1,542,860	1,707,190
Exploration and evaluation costs	11,115,413	9,903,665	9,269,305
Share-based payments (Notes 19 and 25)	592,418	514,799	919,857
Other operating expenses	-	-	4,385,816
	(34,661,712)	(26,189,824)	(26,370,351)

Earnings (loss) from operations	1,330,708	8,742,210	(6,329,098)

Finance income (expenses), net (Note 21)	(4,485,387)	(2,174,462)	(533,888)
Non-operating income (expenses) (Note 22)	(1,447,012)	15,851,886	3,019,470
	(5,932,399)	13,677,424	2,485,582

Net income (loss)	(4,601,691)	22,419,634	(3,843,516)
Net income (loss) attributed to:
Shareholders of the Company	(4,088,166)	20,626,200	(6,350,672)
Non-controlling interests	(513,525)	1,793,434	2,507,156

Other comprehensive income
Foreign currency translation gains (losses)	1,590,076	(5,187,200)	449,572

Net comprehensive income (loss)	(3,011,615)	17,232,434	(3,393,944)
Net comprehensive income (loss) attributed to:
Shareholders of the Company	(2,498,090)	15,439,000	(5,901,100)
Non-controlling interests	(513,525)	1,793,434	2,507,156

Basic earnings (loss) per share (Note 24)	(0.02)	0.10	(0.04)
Diluted earnings (loss) per share (Note 24)	(0.02)	0.10	(0.04)

Weighted average number of common shares outstanding - basic (Note 24)	214,891,381	201,472,561	146,404,334
Weighted average number of common shares outstanding - diluted (Note 24)	214,891,381	206,560,782	146,404,334

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars)

	Number of Common Shares	Share Capital (Note 19) ($)	Treasury Shares (1) ($)	Share Based Payments Reserve ($)	Share Purchase Warrants ($)	Accumulated Other Comprehensive Loss ($)	Accumulated Deficit ($)	Attributed to Shareholders of the Company ($)	Non- controlling Interests ($)	Total Equity ($)

Balance at June 1, 2010	125,281,951	102,535,295	(122,193)	16,190,925	1,319,147	-	(145,169,453)	(25,246,279)	-	(25,246,279)
Non-brokered private placement, net of finders’ fees	32,000,000	12,273,198	-	-	-	-	-	12,273,198	-	12,273,198
Finders’ options issued	-	-	-	-	1,031,232	-	-	1,031,232	-	1,031,232
Issue of shares on exercise of share options	593,750	225,614	-	-	-	-	-	225,614	-	225,614
Reclassification of grant date fair value on exercise of share options	-	276,184	-	(276,184)	-	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	18,553,800	11,988,810	-	-	-	-	-	11,988,810	-	11,988,810
Reclassification of grant date fair value on exercise of share purchase warrants	-	13,522,125	-	-	(922,103)	-	-	12,600,022	-	12,600,022
Share-based payments	-	-	-	919,857	-	-	-	919,857	-	919,857
Cumulative translation adjustment	-	-	-	-	-	449,572	-	449,572	-	449,572
Net loss	-	-	-	-	-	-	(3,843,516)	(6,350,672)	2,507,156	(3,843,516)

Balance at May 31, 2011	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	449,572	(149,012,969)	7,891,354	2,507,156	10,398,510

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars)

	Number of Common Shares	Share Capital (Note 19) ($)	Treasury Shares (1) ($)	Share Based Payments Reserve ($)	Share Purchase Warrants ($)	Accumulated Other Comprehensive Loss ($)	Accumulated Deficit ($)	Attributed to Shareholders of the Company ($)	Non- controlling Interests ($)	Total Equity ($)

Balance at June 1, 2011	176,429,501	140,821,226	(122,193)	16,834,598	1,428,276	449,572	(149,012,969)	7,891,354	2,507,156	10,398,510
Issue of shares on acquisition of Iberian Resources Corp. (“Iberian”) (Note 11)	44,635,225	34,784,409	-	-	-	-	-	34,784,409	-	34,784,409
Issue of share options on acquisition of Iberian (Note 11)	-	-	-	1,905,969	-	-	-	1,905,969	-	1,905,969
Issue of share purchase warrants on acquisition of Iberian (Note 11)	-	-	-	-	785,974	-	-	785,974	-	785,974
Treasury shares on acquisition of Iberian (Note 11)	-	-	(8,634,926)	-	-	-	-	(8,634,926)	-	(8,634,926)
Treasury shares on dilution of investment in Azuero (Note 10)	-	-	(1,420,255)	(1,754,011)	-	-	3,174,266	(3,174,266)	3,174,266	-
Issue of shares on acquisition of 31% of Minera Belencillo	175,438	101,430	-	-	-	-	-	101,430	-	101,430
Issue of shares on exercise of share options	300,000	44,373	-	-	-	-	-	44,373	-	44,373
Reclassification of grant date fair value on exercise of share options	-	178,159	-	(178,159)	-	-	-	-	-	-
Issue of shares on exercise of share purchase warrants	354,867	65,050	-	-	-	-	-	65,050	-	65,050
Reclassification of grant date fair value on exercise of share purchase warrants	-	212,361	-	-	(212,361)	-	-	-	-	-
Shares forfeited	(31,250)	(41,655)	-	15,342	-	-	-	(26,313)	-	(26,313)
Treasury shares repurchased	-	-	(1,242,446)	-	-	-	-	(1,242,446)	-	(1,242,446)
Share-based payments	-	-	-	514,799	-	-	-	514,799	-	514,799
Cumulative translation adjustment from translation of foreign subsidiaries (Note 11)	-	-	-	-	-	(5,187,200)	-	(5,187,200)	-	(5,187,200)
Net income	-	-	-	-	-	-	22,419,634	20,626,200	1,793,434	22,419,634

Balance at May 31, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(4,737,628)	(123,419,069)	48,454,407	7,474,856	55,929,263

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in United States dollars)

	Number of Common Shares	Share Capital (Note 19) ($)	Treasury Shares (1) ($)	Share Based payments Reserve ($)	Share Purchase Warrants ($)	Accumulated Other Comprehensive Loss ($)	Accumulated Deficit ($)	Attributed to Shareholders of the Company ($)	Non- controlling Interests ($)	Total Equity ($)

Balance at June 1, 2012	221,863,781	176,165,353	(11,419,820)	17,338,538	2,001,889	(4,737,628)	(123,419,069)	48,454,407	7,474,856	55,929,263
Issue of shares on exercise of share options	466,380	57,137	-	-	-	-	-	57,137	-	57,137
Reclassification of grant date fair value on exercise of share options	-	303,457	-	(303,457)	-	-	-	-	-	-
Treasury shares repurchased	-	-	(257,652)	-	-	-	-	(257,652)	-	(257,652)
Share-based payments	-	-	-	592,418	-	-	-	592,418	-	592,418
Cumulative translation adjustment from translation of foreign subsidiaries (Note 11)	-	-	-	-	-	1,590,076	-	1,590,076	-	1,590,076
Net loss	-	-	-	-	-	-	(4,601,691)	(4,088,166)	(513,525)	(4,601,691)

Balance at June 30, 2013	222,330,161	176,525,947	(11,677,472)	17,627,499	2,001,889	(3,147,552)	(128,020,760)	46,348,220	6,961,331	53,309,551
(1) June 30, 2013 – 17,799,111 common shares (May 31, 2012 – 17,248,111 common shares, May 31, 2011 – 44,200 common shares)

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)

	Thirteen months ended June 30, 2013 (Note 1) ($)	Year ended May 31, 2012 ($)	Year ended May 31, 2011 ($)
Cash flows from Operating Activities
Cash generated from operations (Note 30)	12,585,709	23,695,752	51,886,093
Interest paid	(1,746,848)	(2,026,958)	(7,758,123)
Interest received	146,066	196,541	-

Net cash provided by operating activities	10,984,927	21,865,335	44,127,970

Cash flows from Financing Activities
Proceeds from exercise of share options and warrants	43,137	109,423	12,214,428
Proceeds from issuance of common shares, net of costs	-	-	29,922,006
Repurchase of treasury shares	(257,652)	(1,242,446)	-
Payment of finance lease obligations	(3,053,179)	(2,692,503)	(4,105,717)
Repayment of long-term debt	(1,318,788)	(482,485)	(74,987)
Proceeds from bank loans	11,172,338	4,371,462	2,235,520
Gross proceeds from convertible loan	-	6,042,296	-
Repayment of secured notes	-	(7,312,245)	(62,961,696)

Net cash provided by (used in) financing activities	6,585,856	(1,206,498)	(22,770,446)

Cash flows from Investing Activities
Acquisition of Iberian, net of cash acquired	-	(213,336)	-
Change in restricted cash	(64,155)	141,208	311,617
Purchase of investments	-	(40,000)	(2,600,000)
Deposits on equipment	-	(4,997,526)	(2,693,356)
Proceeds on disposal of equipment	120,000	-	-
Investment in exploration and evaluation assets	(325,250)	(394,531)	-
Investment in mineral properties, plant & equipment	(17,324,719)	(18,913,462)	(15,289,160)

Net cash used in investing activities	(17,594,124)	(24,417,647)	(20,270,899)

Impact of exchange rate changes on cash and cash equivalents	(96,775)	21,678	518

Change in cash and cash equivalents	(120,116)	(3,737,132)	1,087,143
Cash and cash equivalents, beginning of period	1,975,660	5,712,792	4,625,649
Cash and cash equivalents, end of period	1,855,544	1,975,660	5,712,792

Supplemental cash flow information is contained in Note 30.

The accompanying notes are an integral part of these consolidated financial statements

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

1.	DESCRIPTION OF BUSINESS, NATURE OF OPERATIONS AND GOING CONCERN

Petaquilla Minerals Ltd. (“the Company” or “Petaquilla”), an entity incorporated and domiciled in British Columbia, Canada, is engaged in the mining and mineral exploration of gold-bearing mineral properties in Panama. Its Molejon Project in Panama is operated under the rules and regulations of Ley Petaquilla No. 9 of February 26, 1997. The Company commenced commercial production at its Molejon Gold Project on January 8, 2010, located on its 842 square kilometres of concessions in the Province of Colon, Panama. The Company also owns 100% of the Lomero-Poyatos Project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

The Company is listed on the Toronto Stock Exchange under the symbol PTQ.TO. The Company’s registered office is at #1230 – 777 Hornby Street, Vancouver, BC, Canada, V6Z 1S4.

On August 19, 2013, the Company announced a change of its fiscal year-end from May 31st to June 30th. These consolidated financial statements include operations for a period of thirteen months from June 1, 2012 to June 30, 2013. The British Columbia Securities Commission, the Company’s home-country securities regulator, has accepted and approved the presentation of thirteen months ended June 30, 2013 in these consolidated financial statements. The amounts presented for the years ended May 31, 2012 and May 31, 2011, consider only a 12 month period and are therefore not entirely comparable.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As of June 30, 2013, the Company has an accumulated deficit of $128,020,760 (2012 - $123,419,069) and a working capital deficiency of $85,608,791 (2012 - $41,775,106).

The Company is in default of its Forward Gold Purchase Agreement (Note 17) as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for these failed delivery requirements were paid on September 13, 2013. The default persists as of the date of the consolidated financial statements for all agreements with Deutsche-Bank as certain other reporting covenants continue to not be met. As a result of the default, all amounts owing to Deutsche Bank have been classified as current liabilities as required under IAS 1. This factor indicates the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern. The Company has been discussing alternative financing arrangements with several parties. However, there can be no assurance that such financing will be obtained or obtained on commercially favourable terms. These consolidated financial statements do not give effect to any adjustment which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business at amounts different from those reflected in the consolidated financial statements.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in the consolidated financial statements are presented in Note 3 and are based on IFRS issued and outstanding as of October 4, 2013, the date the Board of Directors approved the consolidated financial statements.

These consolidated financial statements have been prepared on the historical cost basis except for derivatives and certain other financial assets and liabilities which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts are presented in United States (“U.S”) dollars, the functional currency of the Company, unless otherwise specified.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. This summary of significant accounting policies has been applied consistently to all periods presented in these consolidated financial statements, unless otherwise stated.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries. Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits for its activities. Subsidiaries are included in the consolidated financial results of the Company from the effective date of incorporation up to the effective date of disposal or loss of control. The principal subsidiaries of the Company and their geographic locations as at June 30, 2013 were as follows:

Subsidiary	Location	Ownership Interest

Petaquilla Gold, S.A.	Panama	100%
Petaquilla Minerals, S.A.	Panama	100%
Panama Desarrollo De Infraestructuras, S.A. (Note 8)	Panama	100%
Corporacion de Recursos Iberia S.L.	Spain	100%
Almada Mining S.A.	Portugal	100%
Azuero Mining Development, S.A. (Note 10)	Panama	30%

On June 2, 2011, the Company’s subsidiary, PDI entered into a 40% Joint Venture for the construction of the Molejon by-pass road for a third party (Note 23). The joint venture is a jointly controlled operation and as such Petaquilla accounts for the assets it controls and the liabilities it incurs, the expenses it incurs and the share of income that it earns from the sale of goods or services by the joint venture. The joint venture has finalized the construction contracts effective May 2013 and has no further activity.

On March 8, 2012, the Company entered into an agreement with Madison Minerals Inc. and its Panamanian subsidiary, Madison Enterprises (Latin America), S.A. (collectively referred to as “Madison”) to acquire Madison’s 31% interest in Compañia Minera Belencillo, S.A. (“Minera Belencillo”), an entity formed in Panamá to oversee and manage exploration projects within the Belencillo concession. The Company issued 175,438 common shares to Madison on March 8, 2012 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession. As a result of the additional 31% interest, Minera Belencillo became a 100% wholly-owned subsidiary of the Company.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity. Non-controlling interest consists of the non-controlling interest at the date of the original issuance of shares, plus the non-controlling interest’s share of changes in equity since that date.

Intercompany transactions and balances with subsidiaries have been eliminated. Where necessary, adjustments are made to the financial statements of subsidiaries, associates and jointly controlled operations, prior to consolidation, to bring their accounting policies in line with those used by the Company.

The Company’s significant accounting policies are as follows:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Revenue recognition

Revenue from sale of metals and aggregate materials:
Revenue is recognized when the significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sales price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Prior to commercial production of gold, revenues and related expenses are recognized as a net decrease or increase to Mineral Properties, respectively. The Company considers silver to be a by-product from the extraction of gold. Revenue from the sale of by-products is offset against production costs.

Revenue from construction contracts:
The Company’s services are generally sold based on service orders or contracts with customers that include fixed or determinable prices based on daily, hourly, or per-job rates. If the outcome of such a contract can be reliably measured, revenue associated with the construction contract is recognized by reference to the stage of completion of the contract activity at year end (the percentage of completion method). The outcome of a construction contract can be estimated reliably when:

  the total contract revenue can be measured reliably;

  it is probable that the economic benefits associated with the contract will flow to the entity;

  the costs to complete the contract and the stage of completion can be measured reliably; and

  the contract costs attributable to the contract can be clearly identified and measured reliably so that actual contract costs incurred can be compared with prior estimates.

When the outcome of a construction cannot be estimated reliably (principally during early stages of a contract), contract revenue is recognized only to the extent of costs incurred that are expected to be recoverable. In applying the percentage of completion method, revenue recognized corresponds to the total contract revenue (as defined below) multiplied by the actual completion rate based on the proportion of total contract costs (as defined below) incurred to date and the estimated costs to complete.

Contract revenue corresponds to the initial amount of revenue agreed in the contract and any variations in contract work, claims and incentive payments to the extent that it is probable that they will result in revenue, and they are capable of being reliably measured. Contract costs include costs that relate directly to the specific contract and costs that are attributable to contract activity in general and can be allocated to the contract. Costs that relate directly to a specific contract comprise: site labour costs (including site supervision); costs of materials used in construction; depreciation of equipment used on the contract; costs of design, and technical assistance that is directly related to the contract.

Cash and cash equivalents

Cash and cash equivalents include cash and short-term highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Overdraft balance at banks is considered part of the Company’s bank loans and is not netted against the Company’s cash and cash equivalents.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Discontinued operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and: (i) represents a separate major line of business or geographical area of operations; (ii) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or (iii) is a subsidiary acquired exclusively with a view to resell.

A component of the Company comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Assets and liabilities held for distribution to owners

A non-current asset or disposal group of assets and liabilities (“disposal group”) is classified as held for distribution to owners when it meets the following criteria:

(i)

The non-current asset or disposal group is available for immediate distribution in its present condition subject only to terms that are usual and customary for distributions of such assets or disposal groups; and

(ii)	The distribution of the non-current asset or disposal group is highly probable. For the distribution to be highly probable:

a.	Actions to complete the distribution must have been initiated and should be expected to be completed within one year from the date of classification; and
b.	Actions required to complete the distribution should indicate that it is unlikely that significant changes to the distribution will be made or that the distribution will not be completed.

Inventories and stockpiled ore

Finished goods, work-in-process, and stockpiled ore are valued at the lower of average production cost and net realizable value. Net realizable value is calculated as the estimated price at the time of sale, based on prevailing and long-term metal prices, less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mine is stockpiled and subsequently processed into finished goods. Stockpiled ore that is not anticipated to be processed within one year is classified as long-term. Work-in-process inventory represents materials that are currently in the process of being converted to finished goods. Production costs are capitalized and include the cost of raw materials, direct labour, mine-site overhead expenses, amortization and depletion of mining assets, plus applicable refining costs and associated royalties.

Supplies are valued at average cost. In the event that the net realizable value of the finished product, the production for which the supplies are being held for use, is lower than the expected cost of the finished product, the supplies are also written down to their net realizable value.

Exploration and evaluation expenditures

Exploration and evaluation expenditures comprise costs that are directly attributable to:

  Researching and analyzing existing exploration data;

  Conducting geological studies, exploratory drilling and sampling;

  Examining and testing extraction and treatment methods; and

  Activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Acquisition costs for exploration and evaluation stage properties are capitalized. Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs are reclassified to Mineral Properties.

Exploration and evaluation expenditures, including exploratory drilling and related expenditures, are capitalized as mineral property in the accounting period the expenditure is incurred when management determines that there are measured and indicated resources that would indicate a project is economically viable, the decision to proceed with development has been approved and the necessary permits are in place for its development. All other exploration and evaluation expenditures are expensed as incurred.

The carrying values of capitalized amounts are reviewed at each reporting period, or when indicators of impairment are present.

Mineral properties, plant and equipment

Mineral properties are stated at cost less accumulated amortization / depletion and accumulated impairment charges. The costs associated with mineral properties include direct costs, acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. Mineral properties include the capitalized costs of associated mineral properties after acquisition of the land.

Stripping and pre-stripping costs are recorded at cost. Pre-stripping expenditures are capitalized until the commencement of production. Stripping costs incurred to expand operating capacity, or to expose new ore bodies or develop mine areas in advance of current production, are capitalized. Stripping costs related to current period production are charged to operations as incurred. When the property is placed into production, those capitalized costs are included in the calculation of the amortization of mine development costs. Property acquisition, stripping costs and tailings ponds are amortized by the units-of-production method based on estimated recoverable reserves.

Plant and plant equipment is recorded at cost less accumulated amortization and amortized on a straight-line basis over the estimated economic useful life of the assets, which ranges from 1 to 8 years.

Leases

Company as a lessee:
Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Company, are capitalized at the commencement of the lease at the fair value of the leased property, or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of operations.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the statement of operations on a straight line basis over the lease term.

Company as a lessor:
Leases in which the Company does not transfer substantially all the risks and benefits of ownership of an asset are classified as an operating lease. When assets are leased out under an operating lease, the asset is included in the statement of financial position based on the nature of the asset.

Lease income on operating leases is recognized over the term of the lease on a straight line basis.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, restricted cash, investments, accounts payable and accrued liabilities, obligations under finance leases, long-term debt, convertible loans, share purchase warrants denominated in a currency other than the Company’s functional currency, and forward contracts classified as derivative obligation.

All financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. On initial recognition, financial instruments are measured at fair value, which includes transaction costs. Measurement in subsequent periods depends on whether the financial instrument has been classified as “fair-value-through-profit and loss” (“FVTPL”), “available-for-sale”, “held-to-maturity”, “loans and receivables” or “other financial liabilities”. The classification depends on the nature and purpose of the financial instrument and is determined at the time of initial recognition. Financial liabilities are classified as either FVTPL or “other financial liabilities”. Financial liabilities are classified as FVTPL when the financial liability is either “held-for-trading” or it is designated as FVTPL.

Financial assets and financial liabilities classified as FVTPL are measured at fair value, with changes in those fair values recognized in net earnings (loss). Financial assets classified as “available for sale” are measured at fair value, with changes in those fair values recognized in other comprehensive income. Financial assets classified as “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost.

Cash and cash equivalents, investments and restricted cash are classified as held for trading and are measured at fair value. Receivables, which include trade receivables and refundable government value added taxes, are classified as loans and receivables.

Accounts payable and accrued liabilities, obligations under finance leases, and long-term debt are classified as other financial liabilities.

Conversion feature of the convertible loan, share purchase warrants denominated in a currency other than the Company’s functional currency, and derivative obligations are classified as FVTPL.

Derivative instruments

Derivative instruments, including embedded derivatives, are recorded at fair value through profit or loss and accordingly are recorded at fair value on the date of the statement of financial position. Unrealized gains and losses on derivatives held for trading are recorded as part of non-operating income (expenses) depending on the nature of the derivative. Fair value of derivative instruments are determined using valuation techniques with assumptions based on market conditions existing on the reporting date. Derivatives embedded in non-derivative contracts are recognized separately unless they are closely related to the host contract.

Compound instruments

The Company recognizes separately the components of a financial instrument that create a financial liability for the Company and grant an option to the holder of the instrument to convert it into an equity instrument of the Company (provided the conversion option meets the definition of equity). An option to convert into an equity instrument is classified as a financial liability when either the holder or the issuer of the option has the choice over how it is settled. At the date of issue of such compound instrument, for example a convertible loan, the fair value of the liability component is estimated using prevailing market interest rates for similar instruments. If the equity component is not fixed, the conversion feature is considered a financial liability classified as FVTPL.

All transaction costs related to derivative instruments are expensed in the period in which they were incurred.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Provision for closure and reclamation

The Company records a liability for the estimated future costs of reclamation and closure of operating mines, including statutory, legal or constructive obligations, discounted to net present value. The present value is determined using the pre-tax risk-free interest rate applicable for maturity periods that approximate the expected timing of future cash flows. Estimates of future costs represent management’s best estimate of expected future cash flows which incorporate assumptions on the effects of inflation and the effects of country and other specific risks associated with the related assets. The value of the obligation is accreted over time to reflect the unwinding of the discount, with the accretion expense included in finance costs.

The estimated present value of the closure and reclamation cost obligation is re-measured at each period end for changes in estimates and circumstances. Changes in estimates and circumstances include changes in legal or regulatory requirements, increased obligations arising from additional mining and exploration activities, changes to cost estimates and changes to the pre-tax risk-free interest rate. Closure and reclamation cost obligations are recorded with a corresponding increase to the carrying amounts of related assets. Changes to the obligations are also accounted for as changes in the carrying amounts of related assets, except where a reduction in the obligation is greater than the carrying amount of the related asset, in which case the related asset is reduced to $nil and the remaining adjustment is recorded in earnings. Changes to the carrying amounts of related assets result in adjustments to future depreciation and depletion expense.

Segment information

The Company has determined that it operates in one reporting segment, the exploration, development and operation of mineral properties. The chief operating decision maker for the Company is determined to be the Chief Executive Officer of the Company who reviews the financial and operational performance of the reporting segment. Operation of mineral properties and extraction of gold occurs in Panama while exploration occurs in Panama and the Iberian Peninsula. All revenue and inventory in fiscal 2013 and 2012 were related to the reporting segment in Panama.

Impairment of non-current assets

At each reporting date, the Company reviews and evaluates its non-current assets, including Mineral Properties, Plant and Equipment, to determine whether there is an indication that those assets may be impaired. If any such indication exists, the recoverable amount of the relevant asset is estimated in order to determine the extent of impairment, if any.

The recoverable amount of a mine site is the greater of its fair value less costs to sell and value in use and is based on estimated future pre-tax cash flows for the mining properties, discounted to their present value using the pre-tax interest rate which reflects the current market assessment of the time value of money. Estimated cash flows are based on expected future production, metal selling prices, operating costs and capital costs. If the recoverable amount of a mine site is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount.

Impairment losses are recognized in earnings in the period incurred. The allocation of impairment losses, if any, for a particular mine site to its mining property, plant and equipment is determined based on the relative book values of these assets at the date of impairment. When an impairment loss reverses in a subsequent period, the carrying amount of the related asset is increased to the revised estimate of recoverable amount to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset previously. Reversal of impairment losses are recognized in earnings in the period the reversal occurred.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Share-based payments

Share-based payments include share options granted to employees, officers, directors and non-employee consultants. The Company applies the fair value method of accounting for all share option awards. Under this method, the Company recognizes a share-based payments expense for all share options based on the fair value of the options on the date of grant using the Black-Scholes option pricing model and the estimated number of share options that will eventually vest. The fair value of the options is expensed over the vesting periods of the options with a corresponding increase to equity. Changes to the estimated number of share options that will eventually vest are revised when actual forfeitures differ from previous estimates. Options granted with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. Compensation cost attributable to awards to employees is measured at fair value at the grant date and recognized over the vesting period.

Income taxes

Income tax expense consists of current and deferred tax expense and is recognized in profit or loss. Current tax expense for each taxable entity is based on the local taxable income at the local statutory tax rate, enacted or substantively enacted, at the balance sheet date, adjusted for amendments to tax payable with regards to previous years.

Deferred tax assets and liabilities are recognized for deferred tax consequences attributable to unused tax loss carry forwards, unused tax credits and differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.

The effect on deferred tax assets and liabilities of the change in tax rates is recognized in profit or loss in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax against current liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Earnings (loss) per share

The Company uses the weighted average number of common shares issued and outstanding during the period in its calculation of earnings (loss) per share (“EPS”). Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of potentially dilutive common shares, using the treasury stock method for share purchase options and warrants and for convertible loan using the if-converted method. The treasury stock method calculates the dilutive effect of share options and warrants assuming that the proceeds to be received on the exercise of share options and warrants are applied to repurchase common shares at the average market price for the period. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

Foreign currency translation and transactions

The functional currency of the parent entity and the presentation currency of the consolidated financial statements is the U.S. dollar. The functional currency of the Company’s Canadian and Panamanian subsidiaries is also the U.S. dollar, while the functional currency of Iberian subsidiaries is the Euro. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. Transactions denominated in foreign currencies have been translated into U.S. dollars at the approximate rate of exchange prevailing at the time of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at the rate of exchange in effect as of the reporting period date. Foreign currency differences are recognized in comprehensive income or loss in the same period in which they arise.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Borrowing costs

Borrowing costs directly attributable to the development, construction and acquisition of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use, are capitalized to the cost of those assets until such time as the assets are substantially ready for their intended use. Qualifying assets include the costs of developing mineral properties.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings.

All other borrowing costs are expense as incurred.

Non-controlling interest

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying value of the Company’s subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity. If the change in ownership does not result in loss of control, it is accounted for as an equity transaction.

Interest in joint ventures

A joint venture can take the form of a jointly controlled entity, jointly controlled operation or jointly controlled asset. All joint ventures involve a contractual arrangement that establishes joint control. A jointly controlled entity is an entity in which the Company shares joint control over the strategic, financial and operating decisions with one or more venture partners through the establishment of a corporation, partnership or other entity. A jointly controlled operation involves the use of the assets and resources of the venture partners rather than the establishment of a corporation, partnership or other entity. The operation incurs its own expenses and liabilities and raises its own finances. A jointly controlled asset involves joint control of one or more of the assets acquired or contributed for the purpose of the joint venture. Each venture partner takes on a share of the output from the assets and bears an agreed share of the expenses.

The Company has an interest in a joint venture, which is a jointly controlled operation. The venturers have a contractual arrangement that establishes joint control over the economic activities of the operation and requires unanimous agreement for financial and reporting decisions among the venturers. The Company recognizes its interest in the joint venture by combining its proportionate share of each of the assets, liabilities, income, and expenses of the joint venture with similar items, line by line, in the consolidated financial statements and also recognizes of its own expenses incurred on behalf of the joint venture. The financial statements of the joint venture are prepared for the same reporting period as the Company. Adjustments are made, where necessary, to bring the accounting policies in line with those of the Company.

Comparative information

During the year ended May 31, 2012 and May 31, 2011, the Company offset the revenue from sale of aggregate materials, previously considered a by-product from the extraction of gold from the Company’s Molejon gold mine, against production cost. Certain revenue from rendering of services was also considered incidental to the Company’s operations and was offset against production costs. During the thirteen months ended June 30, 2013, the Company has determined gold and aggregate materials to be joint products and has also deemed presenting revenue from rendering services as appropriate. Total revenue of $1,829,576 from sale of aggregate materials and rendering of services, previously netted off against production cost in the Company’s consolidated financial statements for the year ended May 31, 2012 (May 31, 2011 - $nil) is disclosed as revenue in these consolidated financial statements (Note 20).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

4.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the International Accounting Standards Board (“IASB”) or International Financial Reporting Interpretations Committee (“IFRIC”). The Standards impacted that are applicable to the Company are as follows:

Disclosures – Offsetting financial assets and financial liabilities

Amendments to IFRS 7, Financial Instruments: Disclosures (“IFRS 7) were issued by IASB in December 2011. These amendments require an entity to disclose information about rights to set-off and related arrangements. The disclosures would provide users with information that is useful in evaluating the effect of netting arrangements on an entity’s financial position. The new disclosures are required for all recognized financial instruments that are set-off in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”). The disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are set-off in accordance with IAS 32. The amendments are effective for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of these amendments.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by IASB in October 2010 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. There are two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

In December 2011, the effective date of IFRS 9 was deferred to years beginning on or after January 1, 2015. The Company is currently evaluating the impact of this standard.

Consolidation accounting

IFRS 10, Consolidated Financial Statements (“IFRS 10”), was issued in May 2011 and has superseded the consolidation requirements in SIC-12, Consolidation – Special Purpose Entities (“SIC-12”), and IAS 27, Consolidated and Separate Financial Statements (“IAS 27”), effective for annual reporting period beginning July 1, 2013 for the Company. IFRS 10 builds on existing principles by identifying the concept of control as a determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard also provides additional guidance to assist in the determination of control where this is difficult to assess. The Company is currently evaluating the impact of this standard.

Joint ventures

IFRS 11, Joint Arrangements (“IFRS 11”), was issued in May 2011 and has superseded existing IAS 31, Joint Ventures (“IAS 31”) effective for annual reporting period beginning July 1, 2013 for the Company. IFRS 11 provides for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form (as is currently the case). The Standard also eliminates the option to account for jointly controlled entities using the proportionate consolidation method. The Company is currently evaluating the impact of this standard.

Disclosure of interests in other entities

IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), was issued in May 2011 and is a new and comprehensive standard on disclosure requirements for all forms of interest in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of this standard.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Fair value measurement

IFRS 13, Fair Value Measurements (“IFRS 13”) was issued in May 2011 and sets out, in a single IFRS, a framework for measuring fair value. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This definition of fair value emphasizes that fair value is a market-based measurement, not an entity specific measurement. In addition, IFRS 13 also requires specific disclosures about fair value measurement. IFRS 13 is effective for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of this standard.

Other comprehensive income

IAS 1, Presentation of Items of Other Comprehensive Income (“OCI”) (“IAS 1”), was revised in June 2011 to change the disclosure of items presented in OCI, including a requirement to separate items presented in OCI into two groups based on whether or not they may be recycled to profit or loss in the future. The revision is effective for annual reporting period beginning July 1, 2013 for the Company. The standard is not expected to have an impact on the Company’s financial results.

Offsetting financial assets and liabilities

Amendments to IAS 32 were issued by IASB in December 2011 to clarify the meaning of “currently has a legally enforceable right to set-off”. The amendments also clarify the application of the IAS 32 offsetting criteria to settlement systems which apply gross settlement mechanisms that are not simultaneous. The amendments are effective, on retrospective basis, for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of these amendments.

Stripping costs

IFRIC 20, Stripping Costs in the Production Phase of a Mine (“IFRIC 20”) was issued in October 2011. This interpretation provides guidance on the accounting for the costs of stripping activity in the production phase when two benefits accrue to the entity: usable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is applicable for annual reporting period beginning July 1, 2013 for the Company. The Company is currently evaluating the impact of this standard.

5.	CRITICAL JUDGEMENTS AND USE OF ESTIMATES

The preparation of consolidated financial statements in accordance with IFRS requires that the Company’s management make judgements and estimates and form assumptions that affect the amounts in the consolidated financial statements and related notes to those financial statements. Actual results could differ from those estimates. Judgements, estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to judgements, estimates and assumptions are accounted for prospectively.

Management has made critical judgements in the process of applying the Company’s accounting policies. Those that have the most significant effect on the amount recognized in the consolidated financial statements include, but are not limited to, the economic viability of mineral properties, net realizable value of stockpiled inventories, determination of disposal group held for distribution to owners, accounting treatment and valuation of forward sales contracts, and the appropriate classification of financial assets and liabilities on initial recognition and at subsequent dates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities reported in the consolidated financial statements within the next financial year, in the event that actual results differ from assumptions made relate to, but are not limited, to the following:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

  Estimated net realizable value of inventories;

  Stockpiled ore is measured by estimating the number of tonnes added and removed from the stockpile, the number of contained gold ounces based on assay data, and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys conducted by management and assisted by a qualified person, as defined in National Instrument 43-101 (“NI 43-101”).

  The assumptions used in the valuation of in process inventory include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, and the assumption of the gold price expected to be realized when the gold is recovered.

  The allocation of costs to ore in stockpile, ore on leach pads and in-process inventories and the determination of net realizable value involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, gold and silver prices, and the ultimate estimated recovery of ore on leach pads. A difference in actual results can have a material impact on the carrying value of inventory.

  Fair value of derivatives

  The Company has a derivative obligation pertaining to Gold Agreement and Silver Agreement (Note 17). Such derivative instruments are valued using pricing models. These models require a variety of inputs, including but not limited to, contractual items, market prices, forward price curves, yield curves and credit spreads. These inputs are obtained from or corroborated with the market where possible but where this is not feasible, a degree of judgment is required in establishing fair values. The Changes in these assumptions could impact the carrying value of derivative instruments and the amount of unrealized gains or losses recognized in non-operating income (expenses) within the statement of operations.

  Proven and probable mineral reserves associated with mining properties;

  Proven and probable mineral reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. This estimate requires significant judgment based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may have an impact upon the carrying value of exploration and evaluation assets, mine properties, property, plant and equipment, provision for closure and reclamation, and depreciation and depletion charges.

  Recoverability of long-term assets;

  The Company assesses its cash-generating units each reporting period to determine whether any indication of impairment exists. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has the necessary funds to be able to maintain its interest in the mineral property.

  Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The Company’s cash-generating units are considered to be its Molejon gold mine and its exploration and evaluation assets in the Iberian Peninsula. As at June 30, 2013, the Company determined that there were no impairment indicators affecting the Company’s exploration and evaluation assets pertaining to the Iberian Peninsula.

Given the period of extreme volatility in the future price of metals, a test to determine the recoverable amount was performed on the Company’s Molejon gold mine on June 30, 2013. The recoverable amount for the cash-generating unit was based on the value in use calculation using cash flow projections from financial budgets covering a period of 4 years, which is consistent with the Company’s recent life of mine plan. Significant assumptions used in the future cash flow model are long-term gold price of $1,300 per ounce and an estimated silver price of $20 per ounce based on the recent observable market prices; production level of gold based on the Company’s published NI 43-101 reports; Cash cost of ounce produced of $575 per ounce, consistent with the Company’s mine plan and recent activities at the mine; and the pre-tax discount rate applied to the cash flow projections is 6.50%, which is considered to be reasonable by management as it is management’s belief that this rate appropriately reflects risk premium related to country risk, nature of the asset, and the future price risk of metals. Based on the Company’s cash flow projections, the value in use of the Molejon mine was in excess of the carrying value of the cash-generating unit and therefore no impairment charge was recorded.

Any adverse change in key assumptions used to determine the value in use of the Molejon gold mine could however result in the impairment of its related carrying value. Key assumptions most sensitive to the management inputs in the value in use model are the long-term price and cash cost per ounce of gold. The management of the Company has performed sensitivity on key assumptions and determined that the carrying value of the cash-generating unit would exceed its fair value less cost to sell if:

o	With cash cost per ounce and pre-tax discount rate constant, the use of long-term gold price of $1,134 per ounce.
o	With long-term gold price and pre-tax discount rate constant, the use of cash cost of $734 per ounce.

  Estimated useful lives of property, plant and equipment;

  The carrying value of property, plant and equipment is considered in terms of the remaining useful life of a particular asset. These estimates are prepared by qualified specialists in accordance with their knowledge and experience in the mining industry. Re-assessment of the remaining useful life could cause a significant change in the carrying value recorded for property, plant and equipment and depreciation charges.

  Deferred stripping

  Stripping costs incurred during the production phase of a mine are considered production costs and are included in the cost of inventory produced during the period in which stripping costs are incurred, unless the stripping activity can be shown to be a betterment of the mineral property. Betterment occurs when stripping activity increases future output of the mine by providing access to additional reserves. Stripping costs incurred to prepare the ore body for extraction are capitalized as mine development costs and are amortized on a UOP basis over the reserves to which they relate. The determination of whether costs pertain to the betterment of mineral properties requires significant judgment and a change in such estimates could have a significant impact on the Company’s statement of operations.

  Provision for closure and reclamation;

  The Company reviews the closure plan for the Molejon gold mine and assesses its provision periodically. Significant estimates and assumptions are made in determining the provision for mine reclamation as there are numerous factors that will affect the ultimate liability payable. These factors include estimates of the extent and costs of reclamation activities, technological and regulatory changes, expected inflation and discount rates (Note 18). These uncertainties may result in future actual expenditures differing from the amounts currently provided. The provision at the reporting date represents management’s best estimate of the present value of the future reclamation costs required.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The Company also assesses the legal and constructive environmental obligations on its exploration properties annually and accrues for any required obligations. As at June 30, 2013, the only closure and reclamation obligation pertains to the Company’s Molejon gold mine.

  Share-based compensation;

  The Company grants compensation benefits to its employees, directors and officers through a stock option plan. The amount recorded is not based on historical cost but is derived from the fair value of the options estimated on the date of the grant using the Black-Scholes option pricing model. The model requires that management makes assumptions over the expected volatility of the Company’s share price, expected forfeiture rate, and the appropriate risk-free rate of interest. The expected volatility is based on the historical volatility of Company’s share price. Historical data on the exercise, expiry, and cancellation of options is used to estimate the expected term of the granted stock options and forfeitures within the model. Whereas, the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

  Contingencies;

  By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

  Convertible instruments;

  The Company from time to time may grant convertible instruments as part of its financing and capital raising transactions. The Company uses an option pricing model to estimate a value for these instruments. This model, and other models used to value the instruments require inputs such as expected volatility, expected life to exercise, and interest rates.

  A compound financial instrument is a debt security with an embedded conversion option and requires the separate recognition of the liability and equity component. The fair value of the liability portion of the compound financial instrument is determined using a market interest rate for an equivalent debt instrument. This amount is recorded as a liability and the remainder of the proceeds are allocated to the conversion option which is recognized under reserves. During the year ended May 31, 2012, the Company entered into a convertible loan agreement denominated in Canadian dollars (Note 15), requiring the use of the Black- Scholes option pricing model to calculate the fair value of the conversion option. Differences in estimates used as inputs to the model could result in a material impact on the Company’s consolidated financial statements.

  Investment in Azuero Mining Development S.A. (“Azuero”)

  Control over an entity is established if there is a power to govern the financial and operating policies of an entity so as to obtain benefit from its activities. The Company applies the criteria in IAS 27, Consolidated and separate financial statements, to assess control over an entity.

  The Company’s investment interest in Azuero was diluted from 49% to 30% during the year ended May 31, 2012 (Note 10). Petaquilla’s management has determined that the Company is still able to exert control over Azuero as the Company’s directors and officers hold the majority of the representation on the Board of Azuero and thereby are able to influence its decision making process. The Company as a result consolidates the operations of Azuero. If control cannot be demonstrated, the Company would have to use the equity method of accounting for its investment in Azuero.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

  Disposal group held for distribution to owners

  On contemplation of disposal of a non-current asset or a disposal group, the Company assesses the classification and measurement guidance provided by IFRS 5, Non-current assets held for sale and discontinued operations (“IFRS 5”). The Company had classified the assets and liabilities of PDI as held for distribution to owners (Note 8) during the year ended May 31, 2012. During the thirteen months ended June 30, 2013 and upon expiry of one year period since the initial classification of PDI as held for distribution to owners, the Company re-evaluated the criteria in IFRS 5 and determined that, given the Company’s requirement to settle the obligation of Deutsche Bank before executing the spin-out of PDI, the ability to distribute around PDI is no longer highly probable. PDI was therefore de-classified as held-for-distribution to owners.

  The long-term assets of PDI were re-measured to the carrying values they were stated at immediately prior to classification as held for distribution to owners (being lower than their recoverable amounts) and then adjusted for depreciation. The depreciation adjustment charged to the statement of operations (loss) during the thirteen months ended June 30, 2013 was $7.3 million.

6.	RECEIVABLES, PREPAIDS AND OTHER

	June 30,	May 31,
	2013	2012
	($)	($)

Trade and other receivables	4,858,158	1,796,743
Prepaid expenses	862,593	1,429,026
Prepaid transaction costs	-	730,788
Deferred transaction fees (Notes 9 and 17)	12,000	568,679

	5,732,751	4,525,236

7.	INVENTORIES

	June 30,	May 31,
	2013	2012
	($)	($)

Materials and supplies	5,652,222	3,278,739
Work-in-process	8,505,896	3,671,072
Finished goods	626,097	1,511,783
Stockpiled ore	47,914,037	21,062,189
	62,698,252	29,523,783
Less: Non-current stockpiled ore	(35,348,467)	(14,077,466)

	27,349,785	15,446,317

During the thirteen months ended June 30, 2013, the Company recognized $47,451,310 (May 31, 2012 - $47,244,652; May 31, 2011 - $40,245,538) of inventory as production costs in the Company’s statement of operations and comprehensive income (loss).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

8.	DISPOSAL GROUP HELD FOR DISTRIBUTION TO OWNERS

During the year ended May 31, 2012, the Company put its plans in place to spin-out PDI from its operations and distribute to its shareholders, one share of PDI for every four shares of Petaquilla held by the shareholders. PDI is an infrastructure entity which has been providing construction services to the Company’s Molejon gold mine and to third parties, represents Petaquilla in its 40% interest in the joint venture agreement (Note 23), and is also a party to an agreement for delivery of aggregate materials and screened rocks to Inmet Mining Corporation (now known as “FQM (Akubra) Inc.”) (“Inmet”) (Note 29).

The completion of the transaction is subject to the regulatory and shareholder approval.

On March 1, 2012, PDI met the requirements of IFRS 5 and was presented as held-for-distribution to owners in the Company’s financial statements for the year ended May 31, 2012. During the thirteen months ended June 30, 2013, the Company determined that PDI no longer met the requirements of IFRS 5 and remeasured the entity’s assets at their carrying value immediately prior to classification as held for distribution to owners, adjusted for depreciation. Total additional depreciation charged to the statement of operations (loss) during the thirteen months ended June 30, 2013, amounted to $7.3 million. The Company also wrote-off $0.9 million of related transaction costs previously capitalized as prepaids.

The major classes of assets and liabilities of PDI classified as held for distribution to owners are as follows:

	June 30,	May 31,
	2013	2012
	($)	($)
Assets
Current assets
Cash and cash equivalents	-	-
Receivables, prepaids and other	-	2,493,869
	-	2,493,869

Plant and equipment	-	14,038,307

Assets of disposal group	-	16,532,176

Liabilities
Current liabilities
Accounts payable and accrued liabilities	-	3,406,730
Current portion of bank loans	-	432,726
Current portion of finance lease obligations	-	2,312,843
	-	6,152,299

Bank loans	-	1,391,739
Finance lease obligations	-	8,297,575

Liabilities of disposal group	-	15,841,613

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

9.	OTHER ASSETS

	June 30,	May 31,
	2013	2012
	($)	($)

Restricted cash	177,135	113,883
Deposits on equipment (Note 15)	-	4,997,526
Long-term accounts receivable	530,988	132,129
Deferred transaction fees (Note 17)	12,000	2,036,025
	720,123	7,279,563
Less: current portion
Deferred transaction fees included in
Receivables, prepaids and other (Note 6 and 17)	(12,000)	(568,679)

	708,123	6,710,884

Restricted cash

The Company has restricted cash held in bank accounts representing term deposits for reclamation funds and to guarantee credit cards.

10.	INVESTMENT IN AZUERO MINING DEVELOPMENT S.A.

Prior to April 10, 2012 the Company owned 49% of Azuero Mining Development S.A. (“Azuero”). Azuero was consolidated in Petaquilla’s consolidated financial statements as it was determined that the Company exercised control over the entity. The remaining 51% of Azuero was owned by Fundacion CC (Panama) and Fundacion Celina (Panama) (together “the Other Shareholders”) which are considered related parties to the Company.

On April 10, 2012 the Company and the Other Shareholders of Azuero reached an agreement whereby the Other Shareholders contributed 3,560,606 shares of Petaquilla into Azuero. Azuero increased its authorized share capital and as a result of this contribution issued additional shares to the Other Shareholders, thereby diluting the Company’s ownership interest in Azuero from 49% to 30%.

As the majority of the members of the Board of Azuero are either directors or officers of Petaquilla and are closely involved in all significant decisions for the entity, the Company has retained control over Azuero. In accordance with IAS 27, an increase or decrease in a parent's ownership interest that does not result in a loss of control is accounted for as an equity transaction and the carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. The 3,560,606 Petaquilla shares contributed by the Other Shareholders were valued at $1,420,255 based on the fair value of Petaquilla’s shares as at April 10, 2012. These are classified as treasury shares in the statement of shareholders’ equity. The carrying amount of the non-controlling interest was increased by $3,174,266 and a decrease of $1,754,011 was recorded in Other Reserves in order to reflect the changes in the relative interests arising from this transaction.

As at June 30, 2013, Azuero holds 14,640,911 shares of Petaquilla, which includes 11,080,305 shares acquired in its capacity as a shareholder of Iberian Resources Corp. (“Iberian”) on September 1, 2011 (Note 11).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

11.	ACQUISITION OF IBERIAN RESOURCES CORP.

Prior to the acquisition of Iberian Resources Corp. (“Iberian”) described below, Azuero (Note 10) owned a 24.8% interest in Iberian. The Company considered Iberian an investment for which it could exert significant influence and accordingly, equity accounted for this investment. The equity loss incurred during the year ended May 31, 2012 was $485,104.

During the year ended May 31, 2012, the Company acquired 100% interest in Iberian. Iberian is a private British Columbia company that owns 100% of the Lomero-Poyatos Project through its wholly-owned Spanish affiliate, Corporacion de Recursos Iberia S.L. (“CRI”). The Lomero-Poyatos Project is located about 85 kilometres northeast of Seville, in the northeast part of the Iberian Pyrite Belt. Iberian also has several other exploration licenses in Iberia through its wholly-owned Spanish and Portuguese affiliates Sulfuros Complejos Andalucia Mining S.L. (“SCA”) and Almada Mining S.A. (“Almada”), respectively. Management determined that the functional currency of CRI, SCA and Almada is the Euro. As Iberian is in the early stage of exploration and does not yet have any processes or outputs, the acquisition was accounted for as an acquisition of an asset. The Company and Iberian have certain directors, officers and shareholders in common and accordingly the acquisition was considered to be a related party transaction.

The purchase price and the assets acquired are described below:

($)
Purchase price
44,635,225 common shares of Petaquilla at CAD $0.76	34,784,409
Gain attributable to Petaquilla on acquiring shares of Iberian from Azuero	(2,062,186)
1,511,248 share purchase warrants entitling holders to purchase 1,640,419 Petaquilla shares	785,974
3,357,313 Iberian options entitling holders to purchase 3,357,313 Petaquilla shares	1,905,970
Transaction costs	1,202,555

Total purchase price	36,616,722

Assets acquired
Net working capital	471,299
Exploration and evaluation assets	35,984,754
Land and equipment	160,669

Net identifiable assets of Iberian	36,616,722

The fair value of the Petaquilla common share purchase options and warrants was estimated on the date of the acquisition of the entity using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Options	Warrants
Expected dividend yield	Nil	Nil
Expected stock price volatility	59%	72%
Risk-free interest rate	1.00%	1.00%
Expected life of options	1.09 years	1.83 years

On June 30, 2013, the remaining 157,600 outstanding warrants are exercisable at $0.60 and expiring on December 22, 2013, and the remaining 1,010,115oustanding options are exercisable at CAD$0.10 and expiring on February 28, 2016.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The transaction also resulted in Azuero receiving 11,080,305 shares of Petaquilla in exchange for Iberian shares. These shares were valued at $8,634,926 and presented as “treasury shares” in these consolidated financial statements. Exchange of such shares for Azuero’s investment in Iberian resulted in an accounting gain of $4,208,542, of which $2,146,356 was attributed to non-controlling interest, while the remaining gain of $2,062,186 representing Petaquilla’s then 49% interest was incorporated in the purchase price and deducted from the value of exploration and evaluation assets acquired during the year ended May 31, 2012.

The revaluation of account balances of Iberian subsidiaries resulted in translation gain during the thirteen months ended June 30, 2013 of $1,590,076 (May 31, 2012 – loss of $5,187,200), which has been recorded in the statement of comprehensive income.

12.	EXPLORATION AND EVALUATION ASSETS

	Iberia	Panama	Total
	($)	($)	($)
Balance at June 1, 2011	-	-	-
Acquisition from Iberian at fair value	35,984,754	-	35,984,754
Concessions & property acquisition costs	183,025	211,506	394,531
Foreign exchange differences	(5,208,878)	-	(5,208,878)

Balance at May 31, 2012	30,958,901	211,506	31,170,407

Balance at June 1, 2012	30,958,901	211,506	31,170,407
Transfer to mining equipment	-	(211,506)	(211,506)
Concessions & property acquisition costs	325,250	-	325,250
Foreign exchange differences	1,663,102	-	1,663,102

Balance at June 30, 2013	32,947,253	-	32,947,253

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

13.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

			Other
	Iberia -	Mining and	facilities		Provision for
	Land &	plant	and	Pre-	closure and
	equipment	equipment	equipment	stripping	reclamation	Total
	($)	($)	($)	($)	($)	($)
Year ended May 31, 2012
At June 1, 2011	-	67,070,155	13,439,311	5,823,718	8,220,185	94,553,369
Additions	506,652	17,800,163	6,726,007	2,545,621	1,219,353	28,797,796
Held for distribution to owners	-	(13,816,829)	(221,478)	-	-	(14,038,307)
Depletion and depreciation	(6,433)	(10,560,501)	(2,007,353)	(2,469,888)	(1,039,947)	(16,084,122)
Foreign exchange differences	(55,691)	-	-	-	-	(55,691)

At May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

At May 31, 2012
Cost	450,961	99,217,132	22,102,222	9,040,491	10,196,690	141,007,496
Accumulated depreciation	(6,433)	(38,724,144)	(4,165,735)	(3,141,040)	(1,797,099)	(47,834,451)

Net book value May 31, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045

Thirteen months ended June 30, 2013
At June 1, 2012	444,528	60,492,988	17,936,487	5,899,451	8,399,591	93,173,045
Transfers from held for distribution to owners	-	13,816,829	221,478	-	-	14,038,307
Additions	403,728	10,171,556	16,316,725	2,281,190	1,776,421	30,949,620
Disposals	-	(379,656)	-	-	-	(379,656)
Depletion and depreciation	(17,860)	(18,630,035)	(1,634,681)	(5,188,477)	(1,153,207)	(26,624,260)
Transfer from exploration and evaluation assets	-	211,506	-	-	-	211,506
Transfers	-	11,006,531	(11,006,531)	-	-	-
Foreign exchange differences	26,364	-	-	-	-	26,364

At June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

At June 30, 2013
Cost	881,009	131,908,622	26,942,105	11,321,681	11,973,111	183,026,528
Accumulated depreciation	(24,249)	(55,218,903)	(5,108,627)	(8,329,517)	(2,950,306)	(71,631,602)

Net book value June 30, 2013	856,760	76,689,719	21,833,478	2,992,164	9,022,805	111,394,926

During the thirteen months ended June 30, 2013, $839,844 (year ended May 31, 2012 – $583,253) of interest costs associated with capital projects were capitalized within mining and plant equipment. The applicable annual capitalization rate for general borrowings for the thirteen months ended June 30, 2013 was 6.51% (year ended May 31, 2012 – 7.27%).

The carrying value of construction in progress as at June 30, 2013 was $16,503,156 (May 31, 2012 –$13,653,816).

Molejon Property – Panama

The Molejon Property is located in the District of Donoso, Province of Colon, Panama. The project forms part of the Petaquilla Concession. The Company, through its subsidiary,Petaquilla Gold, S.A., owns a 100% interest in the Molejon gold deposit, as well as all other gold and precious metal mineral deposits that might be developed within the Petaquilla Concession, subject to a graduated 2% net smelter return to the Government of Panama, based on the gold price at the time of production. A phased Mine Development Plan was approved by Ministerial Resolution of the Government of Panama in September 2005. The Company proceeded with the development of the property and construction of the processing mill and commercial production was achieved on January 8, 2010.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

14.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30,	May 31,
	2013	2012
	($)	($)
Accounts payable	57,857,893	33,030,874
Accrued liabilities	3,304,957	884,875
Royalties payable (Note 16)	244,060	10,026,159
Other payables	233,781	269,499

	61,640,691	44,211,407

15.	LONG-TERM DEBT

	June 30,	May 31,
	2013	2012
	($)	($)
Bank loans	16,018,760	4,340,745
Finance lease obligations	13,270,442	1,023,090
Convertible loan	5,704,506	3,034,483
Conversion feature obligation	-	2,044,932
	34,993,708	10,443,250
Less: Current portion
Bank loans	(10,139,752)	(4,332,315)
Finance lease obligations	(3,791,547)	(221,340)
Convertible loan	(5,704,506)	(373,987)
	(19,635,805)	(4,927,642)

	15,357,903	5,515,608

	Bank loans ($)	Finance lease obligations ($)	Convertible loan ($)

Balance at June 1, 2012	4,340,745	1,023,090	3,034,483
Transfers from held for distribution to owners	1,824,465	10,610,418
New facilities during the period	11,172,338	4,688,401	-
Principal payments	(1,663,313)	(3,859,431)	-
Interest and accretion expense	344,525	806,252	2,749,563
Impact of foreign exchange difference	-	1,712	(79,540)

Balance at June 30, 2013	16,018,760	13,270,442	5,704,506

Bank loans

On June 11, 2013, the Company, through its subsidiary Petaquilla Gold S.A, entered into a $4 million bank loan with MetroBank S.A. The loan accrues interest at 7.50% per annum and is repayable within 180 days. This loan was repaid in its entirety subsequent to the year end (Note 33).

During the thirteen months ended June 30, 2013, the Company, through its subsidiary PDI S.A, entered into two separate loan arrangements with Global Bank of Panama for a total amount of $0.7 million. The loans earn interest at 6% per annum and are repayable within three years. Total principal and interest payments amount to $0.09 million and $0.02 million, respectively during the year. As at June 30, 2013, the outstanding obligation relating to these loans is $0.61 million.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

During the year ended May 31, 2012, the Company through its subsidiary Petaquilla Gold S.A., entered into a working capital credit facility with Lafise Bank of Panama for an amount up to $2 million. This credit facility accrues interest of 7.75% per annum and the term of each loan within the credit facility is 180 days. During the thirteen months ended June 30, 2013, the Company renewed all such loans and entered into an additional credit facility with Lafise Bank of Panama for $0.95 million under the same terms. As of June 30, 2013, the outstanding obligation relating to these facilities is $2.95 million (May 31, 2012 - $2 million).

On September 1, 2011 Banco Bilbao Vizcaya Argentaria (Panama) S.A. ("BBVA") approved a Credit Line Facility in the amount of $6.9 million. This facility was used for the acquisition of heavy equipment by the Company’s subsidiary, Petaquilla Gold S.A. in connection with the expansion of the production capacity at its Molejon Gold Mine. This credit facility accrues interest at the LIBOR rate plus a spread of 3.75%, with a minimum of 6.50%. The equipment serves as collateral throughout the term of the facility (four years) and is registered with the Public Registry of the Republic of Panama. As of June 30, 2013, the outstanding obligation relating to this facility is $6.2 million (May 31, 2012 - $2.3 million).

During the year ended May 31, 2011, the Company arranged with Global Bank of Panama, a bank loan financing of $2.3 million for the payment of advances to suppliers of heavy equipment for its subsidiary PDI. Total principal and interest payments on this loan for the thirteen months ended June 30, 2013 amount to $0.5 million and $0.1 million, respectively (year ended May 31, 2012 $0.4 million and $0.1 million, respectively). This facility accrues interest at 6% per annum and is collateralized by a $2.3 million cash term deposit that earns interest at 5% per annum, and has an expiration date longer than one year to secure this arrangement. As of June 30, 2013, the outstanding obligation relating to this facility is $1.4 million (May 31, 2012 - $1.8 million).

During the year ended May 31, 2011, the Company entered into a $25,520, 8% bank loan for the purchase of vehicles which was repaid during the thirteen months ended June 30, 2013. Balance outstanding as of May 31, 2012 was $16,964.

During the year ended May 31, 2010, the Company entered into a $115,700, 10% annual interest bank loan for the purchase of vehicles which was repaid during the thirteen months ended June 30, 2013. Balance outstanding as of May 31, 2012 was $42,320.

Bank loans include overdraft balances at certain banks of $907,360 as at June 30, 2013 (May 31, 2012 - $nil).

Finance lease obligations

During the year ended May 31, 2011, the Company through its subsidiary PDI, entered into two finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $4.8 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013 amounted to $1 million and $0.23 million, respectively. At June 30, 2013, the outstanding obligation relating to these finance leases is $2.8 million (May 31, 2012 - $3.8 million).

During the year ended May 31, 2012, the Company through its subsidiary PDI, entered into five finance leases through a Credit Line Leasing Facility with Global Bank of Panama for a total value of $5 million. The leases accrue interest of 6.25% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013 amount to $1 million and $0.27 million. At June 30, 2013, the outstanding obligation relating to these finance leases is $3.4 million (May 31, 2012 - $4.4 million). As a condition of the leases, the equipment serves as collateral throughout the term of the lease and is registered with the Public Registry of the Republic of Panama.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Also during the year ended May 31, 2012, the Company through its subsidiaries Petaquilla Gold S.A. and PDI, entered into six finance lease arrangements with Caterpillar Credito, S.A. de C.V. Sucursal Panama ("Caterpillar Financial") for a total value of $4.5 million ($1.4 million and $3.1 million, respectively). These leases accrue interest of 6% per annum for a period of five years to maturity. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013 amount to $0.7 million ($0.22 million from Petaquilla Gold S.A. and $0.48 million, from PDI) and $0.19 million ($0.05 million from Petaquilla Gold S.A. and $0.14 million from PDI) respectively. At June 30, 2013, the outstanding obligation relating to these finance leases is $2.7 million ($0.8 million from Petaquilla Gold S.A. and $1.9 million from PDI) (May 31, 2012 - $3.4 million ($1 million from Petaquilla Gold S.A. and $2.4 million from PDI)).

During the thirteen months ended June 30, 2013, the Company through its subsidiary PDI, entered into further four finance lease arrangements with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial for $1.1 million, $0.8 million, $0.66 million and $2.1 million, respectively. The leases with Lafise Bank of Panama and MultiBank of Panama accrue interest of 7.00% per annum for a period of three and four years respectively, the lease with Global Bank of Panama accrues interest at 6.25% for a period of five years, while the lease with Caterpillar Financial accrues interest at 6.00% per annum for a period of five years. Total principal and interest payments on these leases for the thirteen months ended June 30, 2013 amounted of $0.4 million and $0.1 million, respectively. At June 30, 2013, the outstanding obligation relating to these finance leases with Lafise Bank of Panama, Global Bank of Panama, MultiBank of Panama, and Caterpillar Financial is $0.81 million, $0.69 million, $0.65 million, and $2.1 million respectively.

During the thirteen months ended June 30, 2013, the deposits set up for equipment purchases (May 31, 2012 - $4,997,526) have been transferred to mineral properties, plant and equipment and inventory on completion of the plant expansion project at the Company’s Molejon mine.

Convertible loan

On February 24, 2012, the Company entered into a convertible non-revolving term loan agreement (“the Convertible Loan”) with Deutsche Bank AG, London Branch (“Deutsche Bank”) for proceeds of CAD $6,000,000. The Company paid Deutsche Bank a loan structuring fee (“Structuring Fee”) of CAD $90,000 ($90,635) and received net proceeds of CAD $5,910,000 on March 14, 2012. The Convertible Loan bears interest at an annual rate of 6.35% and matures on February 24, 2016. At the option of the lender, the Convertible Loan can be converted into common shares of the Company at a conversion per share of CAD $0.6121, which was calculated based on the five-day volume weighted average share price of the Company’s common shares on March 14, 2012.

As the Convertible Loan is denominated in Canadian dollars, the Company is required to issue a variable number of its common shares upon conversion of the Convertible Loan by Deutsche Bank. In accordance with IAS 32, the conversion option is considered to be a derivative and recorded at fair value. The fair value of the conversion option was determined to be $2,911,885 on initial recognition, using Black Scholes option pricing model. The fair value of the derivative is revalued at the end of each reporting period and is determined to be $nil on June 30, 2013 (May 31, 2012 - $2,044,932). The fair value of the conversion option was derived from using the Black Scholes option pricing model with the following assumptions:

	June 30, 2013	May 31, 2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	0.00%	86.85%
Risk-free interest rate	1.35%	1.19%
Expected life of options	0.00 years	3.74 years

The gain resulting from the change in fair value of the derivative of $2,044,932 (May 31, 2012 - $866,963) has been included in the Company’s statement of operations and comprehensive income (loss).

The Structuring Fee was allocated to the loan and the conversion feature based on their relative fair values on initial recognition. A total of $43,679 of the costs attributable to the conversion option was included within Finance  expenses in the Company’s statement of operations and comprehensive income for the year ended May 31, 2012.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

$3,083,455 of the proceeds was attributed to the Convertible Loan upon initial recognition.

The Company is in default of its Gold Agreement (Note 17) as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists as of the date of these consolidated financial statements for all agreements with Deutsche Bank, including the Convertible Loan.

Given the event of default, the loan was classified as a current liability. The amortized cost was therefore accreted to its face value of $5,704,506 (CAD $6,000,000). Accretion expense incurred during the thirteen months ended June 30, 2013 was $2,749,563 (May 31, 2012 - $176,144; May 31, 2011 - $nil).

The Convertible Loan is guaranteed, on a joint and several basis, by all of the assets of the Company and of the Company’s subsidiaries.

16.	OTHER LIABILITIES

	June 30,	May 31,
	2013	2012
	($)	($)
Community support obligation	9,418,454	7,078,792
Land lease advance	12,566,667	-
	21,985,121	7,078,792
Less: Current portion
Community support obligation	(5,260,375)	(1,396,856)
Land lease advance	(1,300,000)	-
	(6,560,375)	(1,396,856)

	15,424,746	5,681,936

A reconciliation of other liabilities is as follows:

	Community support	Land lease advance
	obligation
	($)	($)
Balance – June 1, 2011	8,128,089	-
Additional obligation	-	-
Accretion expense	111,922	-
Payment of obligation	(1,440,000)	-
Revision in estimates	278,781	-

Balance – June 1, 2012	7,078,792	-
Additional obligation	4,053,346	13,000,000
Accretion expense	46,316	-
Payment of obligation	(1,760,000)	-
Amortization of land lease advance	-	(433,333)

Balance – June 30, 2013	9,418,454	12,566,667

Community support obligation

The Company has an arrangement to make future community support payments and has recognized a liability for the present value of the estimated future payments and corresponding accretion expense due to the passage of time using the following assumptions:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

	June 30,	May 31,
	2013	2012
Assumptions for community support obligations:

Risk free rate from US Department of Treasury:
5 year rate	0.67%	0.67%
Monthly payments	$ 120,000	$ 120,000
Length of term	July 1, 2013 to	June 1, 2012 to
	May 31, 2017	May 31, 2017

During the thirteen months ended June 30, 2013, the Company entered into an agreement with the Government of Panama for construction of water management facilities for the benefit of communities around its Molejon mine. The Company has committed to spending a total amount of $4,053,346 by June 30, 2014. The provision has been accrued as donations and community relations expense during the thirteen months ended June 30, 2013. As at June 30, 2013, $200,000 has been spent for the obligation.

Land lease agreement

On February 24, 2013, the Company and Inmet signed a binding term sheet outlining the agreement of the companies relating to aggregate procurement, land access and use, settlement of certain claims, waiver of royalties to be received by Inmet relating to the Company’s sales from its Molejon mine, and camp site procurement in the District of Donoso, Panama.

In accordance with the term sheet, Inmet leases certain lands owned by the Company for establishment of temporary and permanent camp space for Inmet’s Cobre Panama project for an annual rent of $1.3 million. On February 28, 2013, the Company received a payment from Inmet in relation to this land lease of $13 million, comprising of rent for a 10 year period. During the thirteen months ended June 30, 2013, rental income of $433,333 has been recognized in the Company’s statement of operations and included within non-operating income (expenses).

Also in conjunction with the term sheet, Inmet has waived its right over 5% royalties from the Company’s sales at its Molejon mine, in accordance with a previous agreement. The waiver resulted in a gain of $13,348,341within non-operating income (expenses) in the Company’s statement of operations and comprehensive income (loss).

17.	DERIVATIVE OBLIGATION

Forward Gold Purchase Agreement

In September 2010, the Company entered into a Forward Gold Purchase Agreement (“the Gold Agreement”) with Deutsche Bank, in an amount of $45 million. Under the terms of the Gold Agreement, the Company is required to deliver 66,650 ounces of gold commencing November 2010 and ending September 2015. Deutsche Bank is considered a major customer.

For any shortfall in the number of gold ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in gold ounces required to be delivered multiplied by the gold price on the scheduled delivery date. Interest is to be charged on the shortfall at the LIBOR rate plus 2% per annum (based on 360 days/year) and is due on demand. However, under the Gold Agreement the Company may deliver the monthly shortfall in gold, plus interest, if it can do so within 14 days of the monthly delivery date. The Company is allowed to exercise this right no more frequently than twice in total during the term of the Gold Agreement and no more frequently than once during any six month period.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2016	Total ounces of gold

Total delivery requirements for fiscal year 2014	16,650
Total delivery requirements for fiscal year 2015	10,800
Total delivery requirements for fiscal year 2016	2,700
30,150

Should the gold price be in excess of $875 per ounce, the Company will receive from Deutsche Bank an additional gold payment amount equal to the product of the monthly quantity of gold delivered in that month and the amount by which the gold price exceeds $875 per ounce, limited to $415 per ounce.

If on any business day on or after September 1, 2010 and on or prior to December 31, 2013, the gold price is less than $1,000 per ounce, then Deutsche Bank may, by notice to the Company, require that the Company enter into, on commercially reasonable terms, a fixed-for-floating swap or any combination of gold derivative instruments that would have the net effect of reducing the Company’s exposure to movements in the gold price. The mandatory hedging which the Deutsche Bank may require pursuant to this shall be restrictive to the period commencing on the date of the notice and ending on December 31, 2013.

The Company is in default of its Gold Agreement as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists as of the date of these consolidated financial statements for all agreements with Deutsche Bank, including the Silver Agreement and the Convertible Loan.

As the Gold Agreement was entered into by the Company for delivery of a non-financial item in accordance with its expected sale requirements, the cash advance obtained from Deutsche Bank commensurate with the delivery of future ounces of gold was considered to be deferred revenue on inception of the agreement and until February 28, 2013, the date of management’s evaluation of the conditions that may cause the Company to not meet additional delivery requirements. As the delivery requirements were not met, the Gold Agreement did not meet the own use exemption under IAS 39 on March 1, 2013. The Gold Agreement has therefore since been accounted for as a derivative instrument.

Cash advance on undelivered ounces of gold to Deutsche Bank as of March 1, 2013 was $24,366,842. A reconciliation of the related deferred revenue during the year is as follows:

($)

Deferred revenue – June 1, 2012	33,390,473
Revenue recognition of delivery of ounces	(7,096,024)
Settlement of undelivered ounces	(1,927,607)
Reversal of balance on classification as a derivative	(24,366,842)

Deferred revenue – June 30, 2013	-

The settlement in cash of ounces to be delivered prior to the classification of the Gold Agreement as a derivative obligation resulted in an accounting loss of $1,544,268.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

A reconciliation of derivative obligation as related to the Gold Agreement is as follows:

($)

Derivative obligation – March 1, 2013	39,965,000
Sales recorded on delivery of gold	(145,161)
Settlement of undelivered ounces	(4,467,605)
Obligation for undelivered ounces	(1,299,375)
Unrealized loss (gain) on fair value of derivative obligation	(7,849,859)

Derivative obligation – June 30, 2013	26,203,000

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative on initial classification on March 1, 2013 and on June 30, 2013 of $39,965,000 and $26,203,000 respectively using the following assumptions:

	June 30, 2013	March 1, 2013
Gold spot price	$ 1,203	$ 1,591
Gold price volatility	20.0%	18.0%
Gold forward rate	1.46%	0.27%
Average credit spread for the Company	5.43%	5.33%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

During the thirteen months ended June 30, 2013, the Company settled delivery requirements of ounces of gold for a total cash payment of $7,275,480. Cash requirement of $1,299,375 for 1,485 ounces to be delivered during the month of June 2013 has been recorded as payable as at June 30, 2013. Subsequent to the thirteen months ended June 30, 2013, the Company has settled the amount outstanding in relation to the June 2013 delivery requirement. The Company has an obligation to deliver further 30,150 ounces in future periods in accordance with the table above.

$1.8 million of fees paid to Deutsche Bank was deferred on the inception of the Gold Agreement based on its direct relationship with the revenue expected to be recognized in future periods. This transaction fee was being amortized based on the ounces to be delivered under the Agreement. During the thirteen months ended June 30, 2013 the Company recognized $360,945 (May 31, 2012 - $369,857; May 31, 2011 - $94,524) of the deferred financing fee in the Company’s consolidated statement of operations. Upon classification of the Gold Agreement as a derivative instrument on March 1, 2013, the Company wrote-off the remaining deferred financing fee from the Gold Agreement of $974,674.

Forward Silver Purchase Agreement

On February 24, 2012, the Company entered into a Forward Silver Purchase Agreement (“the Silver Agreement”) with Deutsche Bank, in an amount of $11,300,000. Under the terms of the Agreement, the Company is required to deliver 525,500 ounces of silver commencing April 2012 and ending February 2017.

For any shortfall in the number of silver ounces the Company is required to deliver, the Company is required to pay the amount in U.S dollars equal to the shortfall in silver ounces required to be delivered multiplied by the silver price on the scheduled delivery date. Interest will be charged on the shortfall at the LIBOR rate plus 9% per annum and is due on demand.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The following table summarizes the above noted delivery requirements on an annual basis:

Delivery obligations for fiscal years 2014 to 2017	Total ounces of silver

Total delivery requirements for fiscal year 2014	174,400
Total delivery requirements for fiscal year 2015	119,200
Total delivery requirements for fiscal year 2016	42,400
Total delivery requirements for fiscal year 2017	11,200
347,200

Should the silver price be in excess of $25 per ounce, the Company will receive from Deutsche Bank an additional payment amount equal to the product of the monthly quantity of silver delivered in that month and the amount by which the silver price exceeds $25 per ounce, limited to $5 per ounce. As the spot price of silver on the inception of the Silver Agreement was in excess of $30, being the maximum limit, the Company determined that the collar is not closely related to the Silver Agreement and therefore accounted for it as an embedded derivative separate from the host contract requiring delivery of silver.

The Company employed the Monte Carlo Simulation to determine the fair value of the embedded derivative on inception of $3,482,000. The residual amount of $7,818,000 was allocated to deferred revenue.

The Company is in default of its Gold Agreement as the Company failed to meet its delivery requirements for December 2012 and June 2013. All amounts owing for the failed delivery requirements were paid on September 13, 2013. The default persists as of the date of these consolidated financial statements for all agreements with Deutsche Bank, including the Silver Agreement.

As the delivery requirements under the Gold Agreement were not met, and by virtue of all agreements with Deutsche Bank being interrelated, the Silver Agreement met the requirements of IAS 39 on March 1, 2013, similar to the Gold Agreement, and the entire agreement has since been accounted for as a derivative instrument.

Cash advance on undelivered ounces of silver to Deutsche Bank as of March 1, 2013 was $6,069,922 and the fair value of embedded derivative was $484,000. A reconciliation of the related deferred revenue and embedded derivative valuation during the year is as follows:

	Deferred Revenue	Embedded Derivative
	($)	($)

Balance – June 1, 2012	7,576,988	217,000
Revenue recognition of delivery of ounces	(1,134,560)	-
Settlement of undelivered ounces	(372,506)
Change in fair value of embedded derivative	-	267,000
Reversal of balance on classification as a derivative	(6,069,922)	(484,000)

Balance – June 30, 2013	-	-

The settlement in cash of ounces to be delivered prior to classification of the Silver Agreement as a derivative obligation resulted in an accounting loss of $207,937.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

A reconciliation of derivative obligation as related to the Silver Agreement is as follows:

($)

Derivative obligation – March 1, 2013	9,949,000
Sales recorded on delivery of silver	(115,584)
Settlement of undelivered ounces	(940,279)
Obligation for undelivered ounces	(301,264)
Unrealized loss (gain) on fair value of derivative obligation	(2,544,873)

Derivative obligation – June 30, 2013	6,047,000

The Company has employed the Monte Carlo Simulation to determine the fair value of the derivative on initial classification on March 1, 2013 and on June 30, 2013 of $9,949,000 and $6,047,000 respectively using the following assumptions:

	June 30, 2013	March 1, 2013
Silver spot price	$ 18.86	$ 28.95
Silver price volatility	35.0%	35.0%
Silver forward rate	1.91%	0.17%
Average credit spread for the Company	5.43%	5.33%

Pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the derivative.

During the thirteen months ended June 30, 2013, the Company settled delivery requirements of ounces of silver for a total cash payment of $1,423,526. Cash requirement of $301,264 for 15,200 ounces to be delivered during the month of June 2013 has been recorded as payable as at June 30, 2013. The Company has an obligation to deliver further 347,200 ounces in future periods in accordance with the table above.

Transaction costs amounting to $452,000 were incurred on the Silver Agreement on inception. A total of $312,720, being the portion allocated to deferred revenue on inception was capitalized to other assets and netted against the revenue recognized during the period based on the ounces of silver delivered. During the thirteen months ended June 30, 2013 the Company recognized $60,283 (May 31, 2012 - $9,640; May 31, 2011 - $nil) of the deferred financing fee in the Company’s consolidated statement of operations. Upon classification of the entire Silver Agreement as a derivative instrument on March 1, 2013, the Company wrote-off the remaining deferred financing fee from the Silver Agreement of $242,797.

Gold Prepayment Facility:

On June 21, 2013, the Company entered into a gold prepayment facility (“Gold Prepayment Facility”) with Auramet Trading, LLC (“Auramet”). In exchange for $800,000 (less $12,000 in Auramet legal fees), the Company is required to deliver 715 ounces of gold (143 gold ounces on each of July 29th, August 5th, August 12th, August 19th, and August 26th). In the event of default, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,280 per ounce) shall bear interest at a maximum rate of 20%.

The Company also entered into an off-take agreement, dated June 21, 2013, pursuant to which Petaquilla will sell 100% of its gold production from the Molejon Gold mine, beyond the required deliveries to Deutsche Bank pursuant to the Gold Agreement disclosed above, to Auramet for a period of one year.

In conjunction with the same arrangement, the Company also entered into a call option (the “Call Option”) agreement with Auramet, dated July 1, 2013. Pursuant to the Call Option agreement, Auramet has the option of purchasing 6,000 ounces of gold at a strike price of $1,400 per ounce, exercisable on September 3, 2013, September 9, 2013, September 16, 2013, and September 23, 2013 for 1,500 ounces on each of the dates.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The advance payment of $800,000 is recorded as deferred revenue and the related $12,000 of transaction costs are deferred based on their direct relationship with the revenue expected to be recognized in future periods. Subsequent to the thirteen months ended June 30, 2013, the Company delivered all the required gold ounces under the Gold Prepayment Facility.

The Call Option is considered to be an embedded derivative, however, had a nominal value on inception of the Gold Prepayment Facility and as such, no value was allocated to the Call Option.

The Gold Prepayment Facility is collateralized by a secondary priority pledge and assignment of the Company’s rights, title, and interest in and to all proceeds from the aggregates sold to Inmet pursuant to the Company’s subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 29).

The Company’s sale of gold to Auramet during the thirteen months ended June 30, 2013 amounted to $84.7 million which constitutes 88% of the Company’s total revenue from sale of gold. Auramet is therefore considered to be a major customer for Petaquilla.

18.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation relates to site restoration and clean-up costs for its operating Molejon mine located in Panama. The present value of the obligations relating to the operating mine is currently estimated at $12,997,029 at June 30, 2013 (May 31, 2012 - $11,062,579), which reflects payments that are expected to be made mainly between fiscal 2017 and fiscal 2019.

The undiscounted value of this liability, the inflation adjusted cash flow required to settle this obligation, is approximately $13.8 million at June 30, 2013 (May 31, 2012 – approximately $12 million). An inflation rate assumption of 1.84% has been used to estimate future costs (May 31, 2012 – 1.96%). A discount rate of 1.41% (May 31, 2012– 1.31%) was used in determining present value at June 30, 2013. Accretion expense of $158,029 has been charged to the consolidated statement of operations for the thirteen months ended June 30, 2013 (May 31, 2012 -$212,375) to reflect an increase in the carrying amount of the obligations.

A reconciliation of the provision for closure and reclamation is as follows:

($)
Balance at May 31, 2011	9,630,851
Accretion expense	212,375
Change in provision	409,407
Revision in estimates	809,946

Balance at May 31, 2012	11,062,579
Accretion expense	158,029
Change in provision	1,917,179
Revision in estimates	(140,758)

Balance at June 30, 2013	12,997,029

19.	COMMON SHARES, SHARE OPTIONS AND SHARE PURCHASE WARRANTS

Common Shares

At June 30, 2013, the Company has unlimited authorized common shares without par value and unlimited authorized preferred shares without par value. The Company’s Board of Directors assign the rights and privileges to each series of preference shares upon issue. At June 30, 2013, there were 222,330,161 common shares issued and outstanding (May 31, 2012 – 221,863,781). There are no preferred shares issued and outstanding.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

On September 1, 2011 in connection with the acquisition of Iberian (Note 11), the Company issued 44,635,225 common shares of the Company, 1,511,248 warrants to purchase 1,640,419 common shares at prices ranging from US$0.14 to US$0.60 and options to purchase 3,357,313 common shares at prices ranging from CAD$0.10 to US$0.60. The 3,357,313 options issued to former Iberian option holders as part of the acquisition are not included in the Company’s incentive share option plan.

On March 8, 2012 in connection with the acquisition of the remaining 31% interest in Minera Belencillo, the Company issued 175,438 common shares valued at $101,430 and has committed to issue a further 250,000 common shares upon commencement of commercial production at the Belencillo concession.

During the thirteen months ended June 30, 2013, the Company issued a further 466,380 common shares upon exercise of share purchase stock options.

Share Options

The Company has one incentive share option plan which allows for up to 12,500,000 share options with a maximum exercise period of 10 years, to be granted to employees, officers, directors and non-employee consultants. The aggregate number of common shares reserved for issuance to any person may not exceed 5% of the number of outstanding common shares.

A summary of share option transactions is as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$/option)
Outstanding at May 31, 2011	7,396,270	0.74
Granted	4,882,313	0.22
Exercised	(300,000)	0.15
Expired	(1,636,270)	1.44
Forfeited	(60,000)	1.11
Outstanding at May 31, 2012	10,282,313	0.40
Granted	2,350,000	0.56
Exercised	(466,380)	0.12
Expired	(1,780,818)	0.40

Outstanding at June 30, 2013	10,385,115	0.45
Exercisable at May 31, 2012	8,546,688	0.40
Exercisable at June 30, 2013	8,050,740	0.43

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The following table summarizes information about share options outstanding at June 30, 2013:

Number of Share Options Outstanding
	Exercise Price	Expiry Date

300,000	CAD $0.52	December 1, 2013
2,700,000	CAD $0.23	November 18, 2014
425,000	CAD $0.87	January 5, 2015
425,000	CAD $0.57	March 25, 2015
350,000	CAD $0.53	April 30, 2015
65,000	CAD $0.48	May 13, 2015
685,000	CAD $0.75	November 1, 2015
75,000	CAD $1.00	November 29, 2015
450,000	CAD $1.11	December 21, 2015
1,010,115	CAD $0.10	February 28, 2016
25,000	CAD $0.93	April 6, 2016
1,525,000	CAD $0.34	May 8, 2017
2,350,000	CAD $0.56	January 29, 2018

10,385,115

The exercise price of share options is equal to the five day volume weighted average price prior to the date of grant of the Company’s publicly traded shares on the TSX. The expected volatility assumption is based on the historical volatility of Petaquilla’s Canadian dollar share price over a period equal to the options’ expected life. The expected dividend yield assumption is based on historical and future expectations of dividends declared. The risk-free interest rate assumption is based on the yield curve on Canadian government zero-coupon bonds with a remaining term equal to the options’ expected life.

The fair value of the options is expensed over the vesting period. Options granted with a graded vesting schedule are accounted for as separate grants with different vesting periods and fair values. Share-based payments of $592,418 were recognized during the thirteen months ended June 30, 2013 with a corresponding increase to share-based payments reserve (May 31, 2012 - $514,799; May 31, 2011 - $919,857).

The fair values of the options granted during the years ended June 30, 2013 and May 31, 2012 were estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	June 30, 2013	May 31, 2012
Expected dividend yield	Nil	Nil
Expected stock price volatility	75.12%	82.77%
Risk-free interest rate	1.28%	1.34%
Expected life of options	3.16 years	3.25 years

The expected volatility was determined based on historical share price volatility.

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

Share purchase warrants

As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the U.S dollar, a variable amount of cash in the Company’s functional currency will be received upon exercise and therefore the warrants are considered derivative instruments. At June 30, 2013 the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $749 (May 31, 2012 - $499,826).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The share purchase warrants are re-measured at fair value at each statement of financial position date with the change in fair value recorded in earnings during the period of change. The change in fair value for the thirteen months ended June 30, 2013 was a gain of $499,077 (May 31, 2012 – gain of $10,564,194; May31, 2011 – loss of $107,353). The fair value of the share purchase warrants is reclassified to shareholders’ equity upon exercise.

Brokers’ warrants and Finders’ warrants are considered share-based payment transactions and as such they are accounted for under IFRS 2, Share-based Payments, which considers them to be equity and as such they are initially fair valued at the date of issuance and are not re-measured at each reporting period. The original fair value assigned to the warrants is transferred to common shares on exercise.

As at June 30, 2013, share purchase warrant transactions are summarized as follows:

	Number of Shares	Weighted Average Exercise Price (CAD$)
Balance at May 31, 2011	48,334,647	1.36
Issued	1,511,248	0.38
Exercised	(272,976)	0.23
Expired	(11,524,647)	1.41

Balance at May 31, 2012	38,048,272	1.32
Expired	(5,890,672)	0.60

Balance at June 30, 2013	32,157,600	1.45

At June 30, 2013, share purchase warrants were outstanding and exercisable as follows:

Number of Warrants Outstanding	Exercise Price	Expiry Date
157,600	$0.60	December 22, 2013
23,399,402	CAD $1.45	December 30, 2013
6,100,598	CAD $1.45	January 7, 2014
2,500,000	CAD $1.45	January 26, 2014

32,157,600

The following table summarizes the change in value of the financial liability warrants:

	Number of Warrants	Value of Warrants ($)
Balance at May 31, 2011	48,020,740	11,064,020
Expiry of warrants	(11,210,740)	(339,993)
Change in fair value of warrants	-	(10,224,201)
Balance at May 31, 2012	36,810,000	499,826
Expiry of warrants	(4,810,000)	(159,672)
Change in fair value of warrants	-	(339,405)

Balance at June 30, 2013	32,000,000	749

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Finder’s stock options

As at June 30, 2013, the finder’s stock option transactions are summarized as follows:

	Number of Shares	Exercise Price (CAD$)
Balance at May 31, 2012 and June 30, 2013	1,568,748	1.00

At June 30, 2013, finder’s stock options were outstanding as follows:

Number of Finders Stock Options Outstanding	Exercise Price (CAD$)	Expiry Date
1,169,970	1.00	December 30, 2013
273,778	1.00	January 7, 2014
125,000	1.00	January 26, 2014

1,568,748

Each finder’s stock option is exercisable into one common share and one common share purchase warrant, which shall bear an exercise price of CAD$1.45. These warrants are callable by the Company if the volume weighted average trading price of the Company’s common shares on the Toronto Stock Exchange, or any other stock exchange on which the Company’s common shares are then listed, is at a price equal to or greater than CAD$2.00 for a period of 30 consecutive trading days. In such event, the Company is entitled to accelerate the expiry date of the warrants by providing written notice to the holders of the warrants that the warrants will expire on the date that is not less than 30 days from the date of such notice. The fair value of the finder’s stock options issued was CAD$1,029,331 upon grant. The amount was determined using the Black-Scholes option pricing model with weighted average assumptions as follows: share price of CAD$1.08, expected life of 3 years, volatility of 93%, risk-free interest rate of 1.92% and zero dividends.

20.	REVENUE

	Thirteen months ended June 30, 2013 (Note 1) ($)	Year ended May 31, 2012 ($)	Year ended May 31, 2011 ($)

Sale of gold	95,924,053	92,909,992	71,708,685
Sale of aggregate materials	6,082,073	1,234,520	-
Rendering of services	2,728,221	595,056	-
Revenue from Joint Venture (Note 23)	5,932,674	1,387,404	-

	110,667,021	96,126,972	71,708,685

Revenue from sale of silver of $1,878,239 (May 31, 2012 - $2,599,706; May 31, 2011 - $1,088,452), considered to be a by-production from the extraction of gold, has been presented as an offset against production cost.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

21.	FINANCE INCOME (EXPENSES), NET

	Thirteen months ended June 30, 2013 (Note 1) ($)	Year ended May 31, 2012 ($)	Year ended May 31, 2011 ($)

Interest income	146,066	196,541	118,835
Foreign exchange gain (loss)	189,585	84,238	(72,928)
Accretion of closure and reclamation provision	(158,029)	(212,375)	(133,632)
Accretion of community support obligation and change in estimates	(46,316)	(390,704)	(196,680)
Financing costs	(676,539)	(1,293,872)	-
Interest and accretion on finance lease obligations and long-term debt	(3,940,154)	(558,290)	(249,483)

	(4,485,387)	(2,174,462)	(533,888)

22.	NON-OPERATING INCOME (EXPENSES)

	Thirteen months ended June 30, 2013 (Note 1) ($)	Year ended May 31, 2012 ($)	Year ended May 31, 2011 ($)

Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest (Note 11)	-	2,146,356	-
Loss from equity investment (Note 11)	-	(485,104)	(204,499)
Mark-to-market gain (loss) on share purchase warrants (Note 19)	499,077	10,564,194	(107,353)
Mark-to-market gain (loss) on embedded derivatives (Note 17)	(267,000)	3,265,000	-
Loss on classification of forward agreements as derivatives (Note 17)	(9,815,975)	-	-
Loss on settlement of forward agreements (Note 17)	(1,752,205)	-	-
Mark-to-market gain on conversion feature (Note 19)	2,044,932	866,963	-
Mark-to-market loss on secured notes and convertible secured notes	-	(505,523)	(5,464,853)
Gain on disposal of Vintage Mining Corp.	-	-	4,793,737
Gain on expiry of deferred services contract	-	-	4,002,438
Gain on waiver of accrued royalties (Note 16)	13,348,341	-	-
Other	(5,504,182)	-	-

	(1,447,012)	15,851,886	3,019,470

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Other

During the thirteen months ended June 30, 2013, the Company incurred $3.5 million in respect of professional services in defending a hostile takeover bid by and reaching an alternative agreement with Inmet (Note 16). In addition, during the same period, the Company recognized approximately $2.8 million of costs in relation to the Company’s ongoing financing arrangements.

23.	JOINT VENTURE

On June 2, 2011, the Company’s wholly owned infrastructure subsidiary, PDI, entered into a joint venture (“Joint Venture”) with Constructora Meco S.A. (“MECO”) for the construction of the by-pass road for a third party (the “Customer”), in the Petaquilla district. During the thirteen months ended June 30, 2013, the original agreement was amended to incorporate part construction of a further 2.5 kilometer path and a camp facility (together, the “projects”). The Joint Venture completed the projects as required by the customer May 2013.

PDI has a 40% interest in the Joint Venture, which is a jointly controlled operation.

MECO is the operator of the Joint Venture and was required to carry out all the earthworks, while PDI was responsible for the provision of construction aggregates and other environmental services. Personnel from both PDI and MECO provided administrative and other services to the Joint Venture.

The following amounts represent the Company’s assets it controls, and liabilities and expenses it incurs related to the jointly controlled operation, as well as its share of the revenue:

	Thirteen months ended June 30, 2013 (Note 1) ($)	Year ended May 31, 2012 ($)	Year ended May 31, 2011 ($)
Revenue from Joint Venture	5,932,674	1,387,404	-
Sale of aggregates and rendering of services	2,830,284	592,228	-
Total revenue	8,762,958	1,979,632	-

Less: Cost of operations
Cost from Joint Venture	(6,071,414)	(1,248,664)	-
Cost for provision of aggregates and services	(2,590,233)	-	-
Total cost of operations	(8,661,647)	(1,248,664)	-

	101,311	730,968	-

	June 30, 2013 ($)	May 31, 2012 ($)

Net amount due from (to) Joint Venture	2,200,000	730,968

The amounts due from the Joint Venture consist of $2,200,000 for materials and services provided to the Joint Venture. The Company signed a final agreement with MECO on October 3, 2013, whereby no further costs will be incurred in relation to the Joint Venture. As of the date of issuance of these consolidated financial statements, the Company has collected from the Joint Venture $1,200,000.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

24.	EARNINGS PER SHARE

Earnings (loss) per share, calculated on a basic and diluted basis, is as follows:

	June 30, 2013 (Note 1) ($)	May 31, 2012 ($)	May 31, 2011 ($)
Earnings (loss) per share
Basic	(0.02)	0.10	(0.04)
Diluted	(0.02)	0.10	(0.04)

Net income (loss)	(4,601,691)	22,419,634	(3,843,516)
Net income (loss) available (attributable) to common shareholders – basic	(4,088,166)	20,626,200	(6,350,672)
Net income (loss) available (attributable) to common shareholders – diluted	(4,088,166)	19,979,071	(6,350,672)

Weighted average number of shares outstanding
Weighted average number of shares outstanding – basic	214,891,381	201,472,561	146,404,334
Dilutive securities:
Convertible loan	-	1,096,357	-
Share options	-	355,613	-
Warrants	-	3,636,251	-
Weighted average number of shares outstanding - diluted	214,891,381	206,560,782	146,404,334

For the thirteen months ended June 30, 2013, exercisable common equivalent shares totaling 53,142,563 (May 31, 2012 –41,757,496; May 31, 2011 – 58,958,170) (consisting of shares issuable on the exercise of stock options, share purchase warrants, finder’s stock options, and conversion of convertible loan) have been excluded from the calculation of diluted earnings per share because the effect is anti-dilutive.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

25.	RELATED PARTY TRANSACTIONS

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated upon consolidation and are not disclosed in this note. Transactions with related parties, not disclosed elsewhere in these consolidated financial statements, are as follows.

The Company incurred the following fees and expenses in the normal course of operations in connection with companies controlled by key management, directors or officers during the years ended June 30, 2013 and May 31, 2012. Related party transactions have been measured at the amount of consideration established and agreed to by the transacting parties.

  The Company paid for goods and services provided to the Molejon mine of $835,899 during the thirteen months ended June 30, 2013 (May 31, 2012 - $598,663; May 31, 2011 - $228,965) to companies controlled by the Chairman. As at June 30, 2013, $349,019 was owed to this related party (May 31, 2012 - $188,551)

  The Company paid legal fees of $166,158 (May 31, 2012 – 218,267; May 31, 2011 - $nil) to a law firm where an officer is a partner and is included within general and administrative expenses. As at June 30, 2013, $184,641 was owed to this related party (May 31, 2012 - $nil)

Compensation of key management

Compensation of key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	Thirteen months ended June 30, 2013 (Note 1) ($)	Year ended May 31, 2012 ($)	Year ended May 31, 2011 ($)
Salaries and short-term employee benefits	3,996,659	2,726,027	2,040,682
Share-based payments	477,850	372,276	752,427
	4,474,509	3,098,303	2,793,109

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

26.	INCOME TAXES

Income tax expense differs from the amount that would result from applying the Canadian and federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	June 30, 2013 (Note 1) ($)	May 31, 2012 ($)	May 31, 2011 ($)

Earnings before income taxes	(4,601,691)	22,419,634	(3,843,516)

Statutory tax rate	25.23%	25.88%	27.67%

Income tax (recovery) based on the above rates	(1,161,007)	5,801,080	(1,063,500)

Increase (decrease) due to
Permanent differences and non-taxable items	3,505,471	(3,763,320)	(795,474)
Differences between Canadian and foreign tax rates	(8,069,959)	(4,397,869)	(3,026,456)
Foreign exchange and other	1,132,808	(1,086,899)	79,047
Adjustment for utilization of prior year’s losses	-	-	2,366,558
Tax effect of deferred tax assets for which no tax benefit has been recognized	4,592,687	3,447,008	2,439,825
Income tax expense (recovery)	-	-	-

The Canadian Federal and provincial statutory income tax rate decreased to 25.23% due to legislated changes.

Unrecognized deductible temporary differences, unused tax losses, and unused tax credits are attributable to the following:

	June 30, 2013 ($)	May 31, 2012 ($)

Unrecognized deferred income tax assets
Non-capital losses	17,223,910	6,363,024
Capital losses	50,988	49,828
Deferred financing costs	1,090,024	1,183,947
Deferred revenue	5,106,663	11,250,000
Equipment, exploration properties and other intangible items	74,524	48,854
Other	-	57,769

Total unrecognized deferred income tax assets, net	23,546,109	18,953,422

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

The Company has non-capital losses of $64,416,980 that may be available for tax purposes. As at June 30, 2013, the Company has the following tax loss carry forwards and deductions, with respect to its Canadian and other operations expire as follows:

	Canada ($)	USA ($)	Panama ($)	Spain ($)	Portugal ($)

2016	-	-	233,649	-	599,507
2017	-	-	196,580	-	784,292
2018	-	-	733,607	-	867,272
2029	2,586	-	-	2,735,688	-
2030	229,697	-	-	2,818,687	-
2031	8,662,845	-	-	6,859,251	-
2032	17,317,713	-	-	-	-
2033	22,366,910	8,696	-	-	-

	48,579,751	8,696	1,163,836	12,413,626	2,251,071

The Company will not be subject to any income taxes in Panama until all of the debt incurred by all of the affiliated / subsidiary companies has been repaid in full, the timing of which cannot be estimated due to the uncertainty inherent in the future price of gold. At that time, the Company will be able to claim accelerated write-offs for all Panamanian subsidiaries.

27.	FINANCIAL INSTRUMENTS

(a) Fair values of financial instruments

The fair value of the Company’s current assets and liabilities, including cash and cash equivalents, restricted investments, restricted cash, receivables, bank overdraft and accounts payable and accrued liabilities, approximates their carrying values due to the immediate or short-term maturity of these financial instruments. The carrying amounts of the Company’s obligations under bank loans, finance leases and other liabilities approximate fair value due to their interest rates being in line with market rates.

The classification of the Company’s financial instruments is presented below.

Assets as per statement of financial position June 30, 2013	Fair value through profit or loss ($)	Loans and receivables ($)	Total ($)

Cash and cash equivalents	1,855,544	-	1,855,544
Restricted cash	177,135	-	177,135
Accounts receivable	-	4,858,158	4,858,158
Restricted investments	2,640,000	-	2,640,000
	4,672,679	4,858,158	9,530,837

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Liabilities per statement of financial position June 30, 2013	Fair value through profit or loss ($)	Other financial liabilities at amortized cost ($)	Total ($)

Accounts payable	-	61,640,691	61,640,691
Long term debt	-	16,018,760	16,018,760
Convertible loan	-	5,704,506	5,704,506
Obligations under finance leases	-	13,270,442	13,270,442
Share purchase warrants	749	-	749
Derivative obligation	32,250,000	-	32,250,000
	32,250,749	96,634,399	128,885,148

Assets as per statement of financial position May 31, 2012	Fair value through profit or loss ($)	Loans and receivables ($)	Total ($)

Cash and cash equivalents	1,975,660	-	1,975,660
Restricted cash	113,883	-	113,883
Accounts receivable	-	1,796,743	1,796,743
Restricted investments	2,640,000	-	2,640,000
	4,729,543	1,796,743	6,526,286

Liabilities per statement of financial position May 31, 2012	Fair value through profit or loss ($)	Other financial liabilities at amortized cost ($)	Total ($)

Accounts payable	-	44,211,407	44,211,407
Long term debt	-	4,340,745	4,340,745
Convertible loan	2,044,933	3,034,482	5,079,415
Obligations under finance leases	-	1,023,090	1,023,090
Share purchase warrants	499,826	-	499,826
Derivative obligation	217,000	-	217,000
	2,761,759	52,609,724	55,371,483

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices of) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The Company held the following financial assets (liabilities) carried at fair value in the statement of financial position:

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

June 30, 2013	Level 1 ($)	Level 2 ($)	Level 3 ($)

Cash	1,855,544	-	-
Restricted cash	177,135	-	-
Restricted investments	2,640,000	-	-
Share purchase warrants (Note 19)	-	-	(749)
Derivative obligation (Note 17)	-	-	(32,250,000)

May 31, 2012	Level 1 ($)	Level 2 ($)	Level 3 ($)

Cash	1,975,660	-	-
Restricted cash	113,883	-	-
Restricted investments	2,640,000	-	-
Conversion feature obligation (Note 15)	-	-	(2,044,932)
Share purchase warrants (Note 19)	-	-	(499,826)
Derivative obligation (Note 17)	-	-	(217,000)

Further information on fair value determinations of financial liabilities, and the key assumptions used to determine their fair value are disclosed within their respective notes to these consolidated financial statements.

b) Financial instrument risk exposure

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk. The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures:

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with accounts receivable; however it also arises on cash and cash equivalents, restricted investments, and restricted cash. The Company reduces its credit risk due to accounts receivable by conducting sales transactions with counterparties of high credit worthiness. Payment for majority of the gold sales is received prior to gold being credited to the customer’s account at the refinery or through alternative prepayment arrangements. Sales during the year were mainly to two customers, and both are of considerably high credit worthiness.

The Company has reduced its credit risk by investing its cash and cash equivalents, investments, and restricted cash in term deposits with financial institutions that operate globally.

The maximum exposure of the Company to credit risk is $9,530,837 (May 31, 2012 - $6,526,286). The Company’s sale of gold to Auramet during the thirteen months ended June 30, 2013 amounted to $84.7 million which constitutes 88% of the Company’s total revenue from sale of gold. Auramet is therefore considered to be a major customer for Petaquilla.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

Liquidity risk
Liquidity risk arises from the Company’s general and capital financing needs. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet its obligations.

At June 30, 2013, Petaquilla held cash and cash equivalents of $1,855,544 and bank overdraft of $907,360 (May 31, 2012 – cash and cash equivalents of $1,975,660) and had a working capital deficit of $85,608,791 (May 31, 2012 -$41,775,106). The Company is currently working with Deutsche Bank and several other parties to obtain sufficient liquidity to alleviate the current working capital deficit.

The contractual maturities of financial liabilities are outlined in Note 29 and the events giving rise to uncertainty for the Company to continue as a going concern is disclosed in Note 1.

Market risk

(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and the Euro denominated cash and cash equivalents, restricted cash, accounts receivable and accounts payable. As the Company conducts the vast majority of its activities in United States dollars, changes in the exchange rate between the Canadian dollar, Euro and the US dollar have a minimal effect on the Company’s net earnings.

During the thirteen months ended June 30, 2013, the Company recognized a gain of $189,585 on foreign exchange (May 31, 2012 – a loss of $84,238).

Risk arises to the Company’s earnings through fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company’ transacts primarily in US dollar which is also its functional and presentation currency.

(ii) Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its outstanding borrowings, cash and cash equivalents, investments and restricted cash. Other current financial assets and liabilities are not exposed to interest rate risk because they are non-interest bearing. The operating credit line facility, bank loan financing for the payment of advances to suppliers, finance leases and long-term debt bear interest at a fixed rate and are also not exposed to interest rate risk and therefore a 1% change in the LIBOR rate would have a minimal impact on comprehensive income and equity position.

(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The largest risk relates to metal prices for gold. Gold prices are affected by numerous factors such as the global and regional supply and demand, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies and the political and economic conditions of major producers throughout the world.

As part of the Gold Agreement with Deutsche Bank (Note 17), the Company’s exposure to movements in the gold price is limited. The Company receives a maximum of $415 per ounce of gold sold to Deutsche Bank as long as the price of gold remains in excess of $1,290 per ounce. A 10% movement in the realised gold price for the thirteen months ended June 30, 2013 would result in an increase/decrease of $8.5 million in the Company’s comprehensive income.

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

28.	CAPITAL MANAGEMENT

The Company’s objectives of capital management are intended to safeguard the entity’s ability to support the Company’s normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The capital structure of the Company consists of long-term debt (Note 15), leases (Note 15), convertible loan (Note 15), advances in connection with future production of gold and silver (Note 17) and equity attributable to common shareholders, comprised of issued capital, share-based payments reserve, accumulated other comprehensive loss, and deficit. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the Company’s assets.

The Company has historically relied on the issuance of shares, secured debt, convertible secured debt, leasing arrangements, and obtaining advances of future sales from customers to fund its operations, and mineral exploration and development projects. To pursue additional projects, the Company may require additional funding in the future where it may be exposed to various funding and market risks that could curtail its access to these funds.

To effectively manage the entity’s capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives and it continually monitors current market conditions to secure funding at the lowest cost of capital. The Company is currently working with Deutsche Bank to find a satisfactory outcome of the breach of agreements with them (Note 1) and is also discussing alternative financing arrangements with several parties to meet its liquidity requirements.

29.	COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	Less than 1 year ($)	2 years ($)	3 years ($)	4-5 years ($)	More than 5 years ($)

Accounts payable and accrued liabilities	61,640,691	-	-	-	-
Office lease	102,490	64,582	66,000	37,800	-
Obligation under financing lease	3,791,547	3,978,726	3,586,538	1,378,809	534,822
Long-term debt	10,139,752	2,432,216	2,360,202	1,086,590	-
Fundacion Petaquilla (1)	1,440,000	1,440,000	1,440,000	1,320,000	-
Community support obligation (Note 16)	3,853,346	-	-	-	-
Convertible loan	5,704,506	-	-	-	-
Provision for closure and reclamation	5,000	5,000	17,500	7,204,449	5,288,608

	86,677,332	7,920,524	7,470,240	11,027,648	5,823,430

(1)

The Company has committed funding of $120,000 per month to Fundacion Petaquilla, an organization which promotes a sustainable development culture and administers social programs in the area around the Molejon property, for a contractual term ending in fiscal 2016. Thereafter, the Company has committed to funding a similar amount for the life of the Molejon mine.

The Company is committed to delivering ounces of gold and silver to Deutsche Bank (Note 17) and where those ounces are not delivered, paying the shortfall in cash, as was the case in December 2012 and June 2013. The Gold Agreement, Silver Agreement and Convertible Loan (Note 15) are guaranteed, on a joint and several basis, by all assets of Petaquilla and its subsidiaries. As at June 30, 2013, the Convertible Loan, the Gold Agreement and the Silver Agreement were all subject to an event of default (Note 1).

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

In accordance with the land lease agreement (Note 16), the Company has received an advance rental payment of $13 million ($433,333 of which has been earned as of June 30, 2013 and included within non-operating income (expense) in the statement of operations (loss)) and is committed to making the land available for use by Inmet for a period of 10 years.

In conjunction with an arrangement with Inmet (Note 16), the Company has also entered into a subcontract with Inmet for delivery of 4,124,400m3 aggregate materials and screened rocks for a total value of $79,715,400 over a three year period ending September 2015. During the thirteen months ended June 30, 2013, 212,718m3 were delivered under the arrangement with a total value of $3,712,451 and the Company is obligated to make the remaining materials available to Inmet based on the specifications and delivery schedule agreed pursuant to the subcontract.

30.	SUPPLEMENTAL CASH FLOW INFORMATION

	June 30, 2013 (Note 1) ($)	May 31, 2012 ($)	May 31, 2011 ($)
Non-cash investing and financing activities:
Share-based payments reserve - options exercised	303,457	178,159	276,184
Shares forfeited	-	(15,342)	-
Consideration for acquisition of Iberian (Note 11)	-	37,476,353	-
Share purchase warrants - warrants exercised	-	212,361	13,325,472
Change in estimate of provision for closure and reclamation (Note 18)	(1,776,421)	(1,219,353)	4,681,098
Derivative obligation on forward silver agreement	-	(3,482,000)	-
Mineral property, plant and equipment financed through payables	4,630,731	3,913,842	9,110,998
Mineral property, plant and equipment acquired through credit line facility and capital leases	4,688,400	9,006,975	4,848,492
Depreciation and depletion allocated to ending inventory	4,978,755	1,091,014	731,094

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

	Thirteen months ended June 30, 2013 (Note 1) ($)	Year ended May 31, 2012 ($)	Year ended May 31, 2011 ($)
Cash generated from operations
Income (loss) from continuing operations	(4,601,691)	22,419,634	(3,843,516)
Adjustment for:
Depreciation and depletion	21,734,093	15,301,328	12,510,346
Depreciation included in general and administrative expenses	1,000,389	656,284	345,889
Share-based payments	592,418	514,799	919,857
Loss on disposal of equipment	259,656	-	-
Gain on disposal and dilution	-	-	(4,793,737)
Loss from equity investments	-	485,104	204,499
Gain resulting from Azuero exchanging the shares of Iberian for shares in Petaquilla, attributed to non-controlling interest	-	(2,146,356)	-
Unrealized loss on secured notes and convertible secured notes	-	505,523	5,464,853
Gain on waiver of accrued royalties (Note 16)	(13,348,341)	-	-
Unrealized loss (gain) on share purchase warrants	(499,077)	(10,564,194)	2,019,811
Unrealized loss (gain) on embedded derivatives	267,000	(3,265,000)	-
Unrealized loss (gain) on conversion feature obligation	(2,044,932)	(866,963)	-
Unrealized loss (gain) on derivative obligation	9,815,975	-	-
Loss on settlement of commodity forward contracts (Note 17)	1,752,205	-	-
Finance expense, net	4,197,540	2,034,960	581,331
Amortization of financing fee and deferred revenue	(7,809,356)	(9,107,952)	(2,268,567)
Amortization of land lease advance (Note 16)	(433,333)	-	-
Metals delivered for derivative agreements	(260,745)	-	-
Increase in community service obligation	-	278,782	1,495,750
Unrealized foreign exchange gain	(79,539)	(67,327)	-
Gain on expiry of deferred service contract	-	-	(4,002,438)
Increase in receivables, prepaids and other	(770,511)	(4,434,666)	(2,373,274)
Increase in inventory	(29,550,382)	(14,436,660)	(8,827,361)
Increase in accounts payable and accrued liabilities	29,035,346	16,980,456	12,452,650
Cash received from commodity forward contracts (Note 17)	-	10,848,000	43,200,000
Payment of community service obligation	(1,760,000)	(1,440,000)	(1,200,000)
Customer advances	788,000	-	-
Land lease advances (Note 16)	13,000,000	-	-
Cash paid for settlement of commodity forward contracts (Note 17)	(8,699,006)	-	-

Cash generated from operations	12,585,709	23,695,752	51,886,093

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

31.	CONTINGENCIES

a)

On February 11, 2011, the Government of Panama made an amendment to the Mineral Resources Code of Panama. However, after this decision the Government of Panama formally requested the National Assembly to revoke Law No. 8 of February 11, 2011, which amended the Mineral Resources Code of Panama in its entirety. The primary focus of the Law No. 8 amendments was to allow foreign sovereign funds to invest in Panamanian resources. In addition, an increase in royalties’ rate by 2% was included in such amendments. In order to be applied to Petaquilla however, the Government must first modify Law No. 9, which remains unchanged as of the date of these consolidated financial statements. The cumulative effect of increasing royalties by 2% on the Company’s operations and financial position as of June 30, 2013 would have been an increase in cost of sales of approximately $5.9 million should the legislation be enacted and applied retroactively.

b)

Autoridad Nacional del Ambiente ("ANAM"), the environmental agency of the Government of the Republic of Panama, had agreed upon a $300,000 payment from Petaquilla Gold, S.A., the Company's Panamanian subsidiary, as part of the original Environmental Impact Study Category III (EIS) submitted in July 2007. On September 8, 2011, ANAM notified Petaquilla Gold, S.A. of a revised statement of account in the amount of $500,000 related to the same environmental compensation. The matter has been resolved in favour of Petaquilla Gold, S.A. During the thirteen months ended June 30, 2013, the Company paid $295,000 to ANAM based on the original agreement.

c)

During the year ending May 31, 2008, the Company and Inmet, pursuant to its acquisition of Petaquilla Copper Ltd. in 2011, a previously owned subsidiary of the Company, were served with a claim by a former officer in the amount of $250,000. Pursuant to an agreement dated October 16, 2012, the former director consented to a dismissal of the claim in return for a sum of $85,000 of which $25,000 was paid for by the Company. The remainder of the obligation was settled by Inmet.

d)

The Company is engaged in certain other legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on its operating results, liquidity or financial position.

32.	SEGMENTED INFORMATION

The Company operates in one reportable segment, being the exploration, development, and operation of its mineral properties. All of the Company’s revenue from external customers is generated in Panama.

The Company’s non-current assets by geographic location are as follows:

	June 30, 2013 ($)	May 31, 2012 ($)

Panama	148,286,974	114,413,110
Iberia	34,384,094	31,485,559
Canada (Corporate)	27,701	1,533,133

Non-current assets	182,698,769	147,431,802

PETAQUILLA MINERALS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THIRTEEN MONTHS ENDED JUNE 30, 2013 AND THE YEAR ENDED MAY 31, 2012
(Expressed in United States dollars, unless otherwise noted)

33.	SUBSEQUENT EVENTS

Subsequent to the thirteen months ended June 30, 2013:

a)

On July 15, 2013, the Company, through its subsidiary PDI, entered into a $7 million bank loan with MetroBank S.A for management of its working capital. The loan will accrue interest at 7.50% during its term of 12 months. The loan is guaranteed by accounts receivable for up to an amount of $23 million from the subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 29).

The proceeds from the loan were utilized to repay the $4 million bank loan with MetroBank S.A (Note 15)

b)

The Company, through its subsidiary, PTQ Gold S.A, entered into a finance leaseback arrangement with Caterpillar in relation to a power generator for a total value of $346,500. The monthly lease payments amount to $15,357 for a term of 24 months.

c)

On August 7, 2013, the Company modified the terms of certain incentive stock options granted to employees and consultants. The exercise price of 150,000 stock options, expiring on January 29, 2018 was modified from $0.56 per share to $0.33 per share and exercise price of 550,000 options, with the same original terms, was modified to $0.35 per share.

d)	On August 15, 2013, the Company granted 400,000 incentive stock options to a director. The options are exercisable at $0.34 per common share for a period of five years from the date of grant.

e)

On September 9, 2013, the Company entered into a gold prepayment facility (the “Prepayment Facility”) with Auramet. In exchange for $2,500,000 (less $15,000 in Auramet legal fees), the Company will deliver 2,128 ounces of gold (152 ounces per week for 14 weeks commencing during the week of September 20, 2013 and ending during the week of December 20, 2013). The agreement assumes a minimum gold price of $1,360 per ounce and final ounces are to be adjusted if the market price of gold is different. The advance is non-interest bearing however, in the event of default, which includes failure to make any required deliveries, the principal balance (equal to the quantity of then undelivered ounces of gold multiplied by $1,360 per ounce) shall bear interest at a maximum rate of 20%.

In addition to the Prepayment Facility, the Company has also granted Auramet, European style call options for purchasing 18,000 ounces of gold at a strike price of $1,500 per ounce. The call options involve 18 weekly consecutive expiry dates each for 1,000 ounces of gold, commencing on October 29, 2013 and ending on February 26, 2014.

The Prepayment Facility is collateralized by a secondary priority pledge and assignment of the Company’s rights, title, and interest in and to all proceeds from the aggregates sold to Inmet pursuant to the Company’s subcontract with Inmet for delivery of aggregate materials and screened rocks (Note 29).

f)

On September 13, 2013, the Company paid $1,666,331 and $1,813,622 to Deutsche Bank in settlement of its July 2013 and August 2013 metal delivery requirements pursuant to Gold Agreement and Silver Agreement (Note 17). The amounts paid were in relation to 2,970 ounces of gold and 30,400 ounces of silver which were not delivered during both periods. The Company is currently in negotiations with Deutsche Bank to reschedule its delivery requirements for the month of September 2013 or settlement of such requirements in cash.